FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]      From 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [   ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [   ]      No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [   ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation dated September 2003 titled, “Repsol YPF: Activities in Argentina.”
2.	Presentation dated September 15, 2003 titled, “Upstream.”
3.	Presentation dated September 15, 2003 titled, “Repsol YPF Argentina and Bolivia E&P Business Units.”
4.	Presentation titled, “Analyst and Investors Field Trip-Western Argentina Business Unit.”
5.	Presentation titled, “Analyst and Investors Field Trip-Economic Unit El Portón.”
6.	Presentation titled, “Analyst and Investors Field Trip-Economic Unit Mendoza.”
7.	Presentation titled, “Analyst and Investors Field Trip-Economic Unit Loma La Lata.”
8.	Presentation titled, “Analyst and Investors Field Trip-Rincón de los Sauces.”
9.	Presentation for Repsol YPF Analyst Meeting-September 2003, titled, “Compañia Mega S.A.”
10.	Presentation titled, “South Argentina Business Unit.”
11.	Presentation dated September 2003 titled, “Refining & Marketing Latin America.”
12.	Presentation titled, “LPG Latin America.”
13.	Presentation dated September 17, 2003 titled, “Chemicals in Argentina.”
14.	Presentation dated September 2003 titled, “Bolica-NOA-Brazil Business Unit.”
15.	Presentation dated September 2003 titled, “San Alberto, Sabalo and Margarita Fields.”
16.	Presentation dated August 2003 titled, “Production Facilities Project at the Margarita Filed.”

ITEM 1

     Repsol YPF:
Activities in Argentina

September 2003

TABLE OF CONTENTS

1. ARGENTINA AND REPSOL YPF

2. EXPLORATION AND PRODUCTION

3. REFINING AND MARKETING

4. LPG

5. NATURAL GAS AND ELECTRICITY

6. CHEMICALS

7. OTHER ACTIVITIES

8. HUMAN RESOURCES

2

1. ARGENTINA

AND

REPSOL YPF

3

ARGENTINA Highlights

Form of Government: Republican, representative and federal

Area: 2.8 MM km2 (continental)

Population: 37 million

G.N.P. (2002): us$ 101,300 million

G.N.P. per head (2002): us$ 2,750

Exports (2002): us$ 25,709 million

Imports (2002): us$ 8,470 million

4

Source: Ministry of Economy

ARGENTINA AND REPSOL YPF S.A. Mercosur: Key factor for Regional Integration

Formed by Argentina, Brazil, Paraguay, Uruguay

Area: 11.9 MM km2

Population: 209 million

GNP: us$ 633 billion

5

Source: Ministry of Economy, World Bank, Dresdner KB

ARGENTINA AND REPSOL YPF, S.A. Mercosur: Key factor for Regional Integration (cont.)

6

Source:Ministry of Economy; WB; Dresdner Bank

ARGENTINA Argentina in the Energy Field

Proven Oil Reserves: 2,821 MM bbls (as of 12/31/2002)	Consumption of Primary Energy

Proven Natural Gas Reserves: 664 billion m3 [23.3 Tcf] (as of 12/31/2002)

Oil Production: 0.75 MM bbl / d

Natural Gas Production: 125 MM m3 / d [1.6 Tcf/y]

7

Source: Secretary of Energy

ARGENTINA Argentina in the Energy Field

Oil Exports Year 2002: 2,156 MMus$	Exports of Hydrocarbons

Gas Exports Year 2002: 264 MMus$

Products Exports Year 2002: 1,610 MMus$

Hydrocarbon Exports Year 2002: 4,030 MMus$

Hydrocarbons Exports / Total Exports: 16%

8

Source: Secretary of Energy

THE SOUTHERN CONE Oli, Gas and Power

Hydrocarbon Reserves (2001 2002)

Brazil

• Oil Reserves	8,400MM bbl
• Gas Reserves	7.8 Tcf^3

Bolivia (*)

• Oil Reserves	440 MM bbl
• Gas Reserves	54.9 Tcf

• (p1 + p2)

Chile

• Oil Reserves	150 MM bbl
• Gas Reserves	3.5 Tcf

Argentina

• Oil Reserves	2,821 MM bbl
• Gas Reserves	23.3 Tcf

Installed Capacity 84,540 MW
Installed Capacity 23,600 MW

Paraguay

• Oil Reserves	0 MM bbl
• Gas Reserves	0 MMm^3

Uruguay

• Oil Reserves	0 MM bbl
• Gas Reserves	0 MMm^3

(*) During the last few years gas reserves have increased significantly

Source: Secretary of Energy, EIA, others

9

ARGENTINA Growth in the Energy Field was very high in the 1990 – 2001 period

Oil Production
Mbbl/d

1000
800
600
400
200
0
+61%
1990
2001

Natural Gas Production
MMm^3/d

120
90
60
30
0
+100%
1990
2001

Proven Reserves
MMBOE

8000
7000
6000
5000
4000
1990
2001

Hydrocarbons Foreign Trade Balance
MM$

4000
3000
2000
1000
0
1990
2001

10

Investments in Oil, Gas and Electricity 1990-2000: $ 78,000 million

ARGENTINA AND REPSOL YPF, S.A. Growth in the Energy Field was very high in the 1990 – 2000 period

Breakdown of Investments in Oil, Gas and Electricity 1990-2000 $ MM

11

Source: Ministry of Economy

THE SOUTHEN CONE Next years will have a great potential

Consumption of Energy

Commercial Energy Use

     12

Source: World Development Indicators 2003, World Bank

ARGENTINA and REPSOL YPF S.A. Exploration Opportunities

Potential Producing Basins	Areas to bid

NOROESTE
BOLSONES INTERMONTANOS
NORESTE
SAN LUIS
MERCEDES
CUYANA
LEVALLE
DEL SALADO
NEUQUINA
CLAROMECO
MACACHIN
DEL COLORADO
PLA. VALDES
ÑIRIHUAU
GOLFO SAN JORGE
RAWSON
SAN JULIAN
AUSTRAL
MALVINAS
MALVINAS ORIENTAL
Producing basins
Basins not producing yet

NOROESTE
NORESTE
BU II
CUYO
BU I
NEUQUEN
CONTINENTAL BORDER
BU III
SAN JORGE
AUSTRAL

Source: Secretary of Energy

ARGENTINA and REPSOL YPF S.A. Repsol YPF in Argentina

1989	Deregulation starts in Argentina

1990/ 1991	Repsol purchases oil areas

1993	Privatization of YPF S.A.

1996	Repsol takes control of Astra C.A.P.S.A.

1999	Repsol takes control of YPF S.A., investing more than $15 billion and becomes Repsol YPF

14

ARGENTINA and REPSOL YPF S.A. Main Competitors

E&P	R&M	LPG	G&E	Chemicals

Petrobras	Esso	Total	Endesa	Dow

Pan American Energy	Shell	Shell	Perez Companc	Others

Total	Petrobras	Others	Capex

Chevron	Others		Others

Others

15

2. EXPLORATION & PRODUCTION

16

EXPLORATION & PRODUCTION Argentina and Repsol YPF in E&P (Year 2002)

	Argentina	Repsol YPF in Argentina	%
OIL PRODUCTION M Bls/d	0.769	0.436	57
GAS PRODUCTION (Net) M m3/d	110	44	40
PRODUCTION M BOE/d	1.461	0.716	49
OIL RESERVES M Bls	2800	1400	50
GAS RESERVES Billion m3	670	267	40
RESERVES M BOE	7013	3081	44

Source: Secretary of Energy and own data

EXPLORATION & PRODUCTION Argentina and Repsol YPF in E&P (Year 2002) (cont.)

REPSOL YPF	World	Latin America	Argentina	% Argentina vs. World
OIL PRODUCTION M Bls/d	0.584	0.471	0.436	75
GAS PRODUCTION (Net) M m3/d	66	51	44	67
PRODUCTION M BOE/d	1.000	0.792	0.716	72
OIL RESERVES M Bls	2019	1691	1400	69
GAS RESERVES Billion m3	516	447	267	52
RESERVES M BOE	5261	4501	3081	59

Source: Repsol YPF – Year 2002

EXPLORATION & PRODUCTION Repsol YPF in Argentina: Production per Basin (BOE per day-Year 2002)

5 PRODUCTIVE BASINS
NOROESTE (58500)
CUYANA (41800)
NEUQUINA (453400)
GOLFO SAN JORGE (140500)
AUSTRAL (21600)
OCEANO ATLANTICO

EXPLORATION & PRODUCTION Argentina: Companies in Basins – Year 2002 -

COMPANY	NORTHWEST	CUYANA	NEUQUINA	SAN JORGE	AUSTRAL	% PROD (Oil+Gas)
REPSOL YPF	X	X	X	X	X	50,4%
PAN AMERICAN	X		X	X	X	10,4%
PETROBRAS	X		X	X	X	8,4%
CHEVRON			X		X	5,1%
PLUSPETROL	X		X			3,5%
TOTAL			X		X	3,4%
WINTERSHALL			X	X	X	3,4%
TECPETROL	X		X	X		3,1%
VINTAGE		X	X	X		2,8%
CAPSA CAPEX			X	X		1,8%
PIONEER			X		X	1,7%
SIPETROL			X	X	X	1,5%
Others	X	X	X	X	X	4,5%

20

Source: IAPG – Year 2002

3 . REFINING AND MARKETING

21

REFINING AND MARKETING Argentina & Repsol YPF in R&M

	Argentina	Repsol YPF	%

REFINERIES CAPACITY bbl/d	667,000	319,500	48%

SALES OUTLETS	6,096	1,904(*)	31%

22

(*) Includes 50% of Refinor Service Stations	As of June 30 2003

REFINING AND MARKETING Argentina & Repsol YPF in R&M (cont.)

Repsol YPF in:

	World	Latin America	Argentina	Argentina vs. World%

REFINERIES CAPACITY bbl/d	1,176,000	436,000	319,500	27%

SALES OUTLETS	6,636	2,833	1,904(*)	28%

23

(*) Includes 50% of Refinor Service Stations	As of June 30 2003
Source: 20F Repsol YPF

REFINING AND MARKETING Location of Refineries and Logistics in Argentina

Refining Capacity (Boe/day)	
Luján de Cuyo	120,000
La Plata	189,000
P. Huincul	25,000
Bahía Blanca	30,500
Campo Durán	28,000
Dock sud	122,000
Campana	88,000
Pto. Galván	19,000
San Lorenzo	39,000

Campo Durán
Paraná River
Córdoba
Lujan de Cuyo
San Lorenzo
Rosario
Dock Sud
Buenos Aires
Pto. Galvan
La Plata
P. Huincul
Oil Pipeline
Products Pipeline
Under Project
Production
Repsol YPF Refineries
Refineries where REPSOL YPF has an interest
Other Companies Refineries

24

REFINING AND MARKETING Location of Refineries and Logistics in Argentina (cont.)

Campana
Dock Sud
La Plata
Province of
Buenos Aires
Puerto Galván
Bahía Blanca
Oil Pipeline
Products
Pipeline
Refinery

25

4. LPG

26

LPG LPG Production in Argentina

7
3
1
5
2
4
8
6

REPSOL YPF PRODUCTION
838 Thousand MT

Domestic Market 33 %
Petrochemicals 28 %
Exports 39 %

REF.	PLANT	PRODUCER	THOUSAND MT
1	LA PLATA + PLP	YPF	491
2	GRAL. CERRI	YPF	45
3	LUJAN DE CUYO	YPF	218
4	LOMA LA LATA	YPF	19
5	F. MORADO	UTE	24
6	SAN SEBASTIAN	UTE S.SEBASTIAN	15
7	C. DURAN		26
	TOTAL YPF + AFFILIATES		838
8	MEGA		207 (*)

ARGENTINA TOTAL PRODUCTION: 2,570 THOUSAND MT

2002

REFINOR
9%
TOTAL
11%
TGS
12%
SHELL
4%
ESSO
5%
PETROBRAS
5%
MEGA
18%
YPF
28%
OTHERS
8%

(*)Not available for Repsol YPF marketing

27

LPG Argentina and Repsol YPF in LPG

Retail Market (bottling + in bulk + piped)

Repsol YPF Gas (85% Repsol YPF, 15% Pluspetrol) – Trade Mark : YPF Gas

	World	Latin America	Argentina	Argentina vs. World %
Repsol YPF SALES Thousand tn / year	3,220	1,000	340	11 %

2002
37%
36%
8%
19%
Repsol YPF
Total Gas
Shell Gas
Others

Bottling
In Bulk+Piped + Propelent
36%
64%

Total Argentina 970,000 tons / year
Bottling: Mature Market
In Bulk: Market with high growth potential
Piped: natural substitute for bottling

28

6.  NATURAL GAS AND ELECTRICITY

29

ARGENTINA Gas produced - Year 2002 (in thousand m3). Breakdown by destination

In Field Consumption	3,833,319

Delivered to Transcos	32,282,870

Delivered to Third Parties	2,329,979

Reinjected	3,516,716

Withheld in Plants	1,456,052

Flared	846,558

Exported	1,504,644

TOTAL	45,770,138

30

Source: Secretary of Energy

NATURAL GAS AND ELECTRICITY Gas Infrastructure

31

NATURAL GAS AND ELECTRICITY Electric Projects in which Repsol YPF participates

32

7.  CHEMICALS

33

QUIMICA Chemicals: Argentina and Repsol YPF

	World	Latin America	Argentina	Argentina vs World %

PRODUCTION CAPACITY tn / year	6,551	2,551	2,551	39%

Includes own capacity and interests in other companies	34

CHEMICALS The Petrochemical Market in Argentina - Background

Raw materials availability

Deregulated economic background

Sustained growth of all segments
Insufficient domestic productive capacity
High import increase

Share capital restructuring

Regional Integration - MERCOSUR

35

7.  OTHER ACTIVITIES

36

Compañía A – Evangelista S.A.

A company devoted to Construction and Serveces aiming mainly at the Oil, Gas and Petrochemical sectors.

Also, it is the only company in the market that integrates engineering and construction activities with the manufacturing of equipment for turn key plants.

Our activites:

Æ Integral Construction of Industrial Works and turn key plants

Æ Equipment and process modules manufacturing

Æ Provision of Services for Oil and Gas Industries

Æ Operation and maintenance of Plants (Gas, compression, electricity generation, etc.)

Shareholders: YPF S.A. 2002 Sales: 138 M. U$S

37

8.  HUMAN RESOURCES

38

HUMAN RESOURCES Personnel per Area

Upstream America	1230

Downstream Latin America	4682

Downstream LPG Latin America	589

Downstream Chemicals	425

Gas Area	13

Astra Evangelista	1256

Corporation	634

TOTAL	8829

39

June 2003

HUMAN RESOURCES Personnel per Professional Group

Director	50

Senior Technician	685

Semi Senior Technician	1996

Junior Technician	1036

Administrative personnel	916

Operator	4146

TOTAL	8829

40

June 2003

HUMAN RESOURCES Expatriates

Argentinians abroad	136

Foreigners in Argentina	87

41

August 2003

     Repsol YPF:
Activities in Argentina

September 2003

10. APPENDIX

43

EXPLORATION & PRODUCTION Northwestern Basin

NW BASIN Total Area : 158000 km2 Wells drilled : 970 Production Wells (2002): 89

Repsol YPF – NW BASIN Production : 59 k B O E/d Oil Reserves: 59 M Bls Gas Reserves: 49 B m3

• Mainly a gas basin • Gas pipelines to Northern Chile and Buenos Aires • Refinor Refinery

44

EXPLORATION & PRODUCTION Cuyana Basin

CUYANA BASIN Total Area : 58000 km2 Wells drilled : 2440 Production Wells (2002): 934

Repsol YPF – CUYANA BASIN Production : 42 k BOE/d Oil Reserves: 105 M Bls Gas Reserves: 0.4 B m3

• Only Oil • Pipelines • Luján de Cuyo Refinery

45

EXPLORATION & PRODUCTION Neuquina Basin

NEUQUINA BASIN Total Area: 125000 km2 Wells drilled: 12640 Production Wells (2002): 5460

Repsol YPF – NEUQUINA BASIN Production: 453 k BOE/d Oil Reserves: 844 M Bls Gas Reserves: 197 B m3

• Oil and Gas basin (The best) • Gas pipelines to Chile and Bs.As. • Mega • Plaza Huincul Refinery

46

EXPLORATION & PRODUCTION Golfo San Jorge Basin

GOLFO SAN JORGE BASIN Total Area: 92000 km2 Wells drilled: 29600 Production Wells (2002): 10030

Repsol YPF – GOLFO S.J. BASIN Production: 141 k BOE/d Oil Reserves: 332 M Bls Gas Reserves: 8 B m3

• Mainly an Oil basin • Low Recovery Factor • Recent Gas discovery

47

EXPLORATION & PRODUCTION Austral Basin

AUSTRAL BASIN Total Area: 145000 km2 Wells drilled: 1820 Production Wells (2002): 450

Repsol YPF – AUSTRAL BASIN Production: 22 k BOE/d Oil Reserves: 14 M Bls Gas Reserves: 13 B m3

• Oil and Gas basin • On Shore and Off Shore • Gas pipelines to Chile and Bs.As.

48

REFINING AND MARKETING Argentine Crude Oils : Export Logistics

North Basin
to Paraguay
Formosa
RLC
Cuyana Basin
RLP
P. Hernandez
to Chile
Allen
RPH
Pto. Rosales
Neuquen Basin
Imported crude oils
Golfo San Jorge Basin
Comodoro Rivadavia
Austral Basin
Punta Loyola
San Sebastián

Ships
Railroad
Pipelines

Rosales - LP	Q = 2150 m3/h
Allen - Rosales	Q = 1500 m3/h
P.Hdez - LC	Q = 400 m3/h
P.Hdez - Chile	Q = 750 m3/h

49

REFINING AND MARKETING Service Stations Network in Argentina

Service Stations Distribution in Argentina

Number of Service Stations: 6,096

50

Own Data: June 30, 2003

REFINING AND MARKETING Service Stations by Type of Operation

Number of Service Stations: 1,904

51

Own data: June 30 2003

LPG The LPG Argentine Market

•	Mature market with a low growth rate	•	Recent development - 6 years
•	Very competitive market	•	Repsol YPF Gas is the leader in its development
•	High negotiation power with distributor /retailer	•	Repsol YPF Gas has 50,000 active clients
•	Plant Installed overcapacity	•	Moderate entry barriers
•	Good product offer	•	Main competitors: Shell Gas, TotalGaz, Extragas, Amarilla Gas, Areco Gas
•	Inadequate regulations control	•	Regional competitiveness
•	Presence of small companies with high level of informality
•	In the process towards formalization

PRICES DEREGULATED THROUGHOUT THE WHOLE CHAIN

52

ARGENTINA Argentina and Repsol YPF

	Argentina	Repsol YPF in Argentina	%

PROVEN GAS RESERVES Billion m3	663	240	36%

GAS PRODUCTION MM m3/d	125	44	36%

53

Annual Data	Source: Secretary of Energy

Metrogas S.A.

OPERATIONS • Country's largest distributor • Covered area: 2,150 km2 • 3 City Gates: Buchanan - Gutiérrez - Ezeiza • Distribution network: 15,774 km • Firm transportation capacity: 22.8 MM m³/day

THE MARKET • City of Buenos Aires and South of Greater Buenos Aires. • Clients: 1.9 million • Distributed gas volume: 5,755 MM m³ (year 2002) • Annual Revenues: 719 MM $ (fiscal year 2002)

54

Gas Natural BAN

OPERATIONS • Country's highest growth distributor, second largest distributor. • Covered area: 15,000 km2 • Distribution network: 20.369 km.

THE MARKET

•  North and West of Greater Buenos Aires and Province of Buenos Aires.

•  Clients: 1.2 million

•  Distributed gas volume: 3,300 MM m³ (year 2002)

•  Annual Revenues: 436 MM $/year (fiscal year 2002)

GN Ban is a Gas Natural Group Company Invergas is a Gas Natural subsidiary

55

GAS NATURAL Y ELECTRICIDAD Electricity Generation: Argentina and Repsol YPF

	Argentina (1)	Repsol YPF	%

GENERATION CAPACITY MW	23,278	800 (1) 1,800 (2)	3,4% 7,7%

(1)	According to our interest in each project

(2)	At 100% of the projects

Argentina Generation Capacity (MW)

Thermal:	12,733

Hydro:	9.540

Nuclear:	1.005

56

Source: CAMMESA

NATURALGAS AND ELECTRICITY Electricity Generation: Argentina and Repsol YPF (cont.)

	World	Latin American	Argentina	Argentina vs the World%

INSTALLED CAPACITY MW	1,130	800	800	71%

57

NATURAL GAS AND ELECTRICITY Repsol YPF Power Plants

	Power MW	Energy GWh/year	Gas MMm3/d	% Interest

Filo Morado	63	450	0.8	50%
CTT	430	3,200	2.0	45%
CTSMT	340	2,500	1.6	45%
CDS	775+70	6,000	3.0	40%
Chihuido	37	310	0.3	100%
Pza. Huincul	37	270	0.3	100%
Los Perales	74	550	0.6	100%

58

NATURAL GAS AND ELECTRICITY Natural Gas Distribution Companies

59

NATURAL GAS AND ELECTRICITY Natural Gas Distribution Companies

CHEMICALS Petrochemical Investments in Argentina

PROJECT	INVESTMENTS MM US$	PRODUCTS

MEGA	690	Ethane, LPG, Gasoline
Profertil	680	Urea / Ammonia
PBB Polisur	875	Ethylene (Enlargement)
		Polyethylene (Enlargement)

Metanol	140	Methanol

61

CHEMICALS Integration

BAHÍA BLANCA
YPF
NATURAL GAS
PROFÉRTIL (50%)
UREA (1,100 KT/YEAR)
AMMONIA (750 KT/YEAR)
YPF
ETHANE
PBB Polisur (28%)
ETHYLENE
(700 KT/YEAR)
PBB Polisur (28%)
POLYETHYLENE
600 KT/YEAR
RE-VAMP
(+328 KT/YEAR)
PLAZA HUINCUL REFINERY
YPF
NATURAL GAS
METHANOL PROJECT (100%)
METHANOL
(411 KT/YEAR)

62

MAXIMUM INTEGRATION BETWEEN UPSTREAM AND BASE CHEMICALS

CHEMICALS Integration (cont.)

ENSENADA PLANT

LA PLATA REFINERY
NAPHTA
AROMATICS UNIT (600 KT/YEAR)
BENZENE
CYCLOHEXANE
TOLUENES
XYLENES
OLEFIN UNIT (429 KT/YEAR)
PROPYLENE
PROPANE
C4 FRACTION
PP (PETROKEN)
OXO ALCOHOLS
MTBE, BUTENE, BUTANE

MAXIMUM INTEGRATION BETWEEN REFINERIES AND BASE AND DERIVATIVE CHEMICALS

63

ITEM 2

UPSTREAM

September 15, 2003

1

Solid Assets & Worldwide Presence

Repsol YPF is present in 22 countries, being operator in 17

STRATEGY

3

STRATEGY / GROWTH Organic Growth ( 1 of 2 )

ORGANIC GROWTH

UPSTREAM
Trinidad & Tobago

Bolivia

Venezuela

Libya

Brazil

Gulf of Mexico,
Guinea & Others
New Areas

Projects to increase LIQUIDS production and reserves

•	Current developments in Libya (NC-186 : Fields A and D) (NC-115 : Discoveries 0-1 and N-2).

•	Current developments in Bolivia, Brazil (Albacora Leste), Ecuador (OCP, block 16)

•	Gas production increases and associated liquids in Trinidad & Tobago and Argentina.

•	Improvement of recovery factors in mature oil fields

•	Current appraisal and further development in Gulf Of Mexico (Neptune discovery)

•	Libya: Package 1 awarded and Package 2 & further blocks under negotiations. Algeria: Block 401d

•	Deep waters acreage in GoM, West Africa (Ecuatorial Guinea, Sierra Leone), Canary Islands and Cuba.

4

STRATEGY / GROWTH Organic Growth ( 2 of 2 )

ORGANIC GROWTH

UPSTREAM

Trinidad & Tobago

Bolivia

Venezuela

Argentina

Algeria

LNG Projects

Projects to increase GAS production and reserves

-	Trinidad & Tobago ( Trains 3 , 4 .... ) ( Plants of Ammonia, Aluminium...)

-	Bolivia ( GSA to Brazil, Pacific LNG )

-	Venezuela ( Yucal Placer, QLC, QQ, Barrancas)

-	Argentina ( Gas domestic market and exports )

-	Algeria (Reggane blocks 351c-352c )

-	LNG projects in Middle East and Libya

5

STRATEGY / DECONCENTRATION Reduce Concentration In Argentina

DECONCENTRATION

FUTURE GROWTH IN OTHER COUNTRIES

Trinidad & Tobago

Bolivia / Brazil

Venezuela

North Africa

Middle East

Increase of production out of Argentina due to ongoing developments

Increasing activities in Exploration and New Areas/Business out of Argentina mainly focused on Liquids

LNG projects : T & T, Pacific LNG, Middle East & Libya

Deep Water Projects : Gulf of México, Brazil, Cuba, Spain (Canary Islands), West Africa.

Swaps of assets w/o a significant impact on Cash Flow

6

STRATEGY / OPERATING EXCELLENCE

Additional improvements in operational efficiency in order to :
continue being a low cost producer (Lifting Cost)
maintain low reserves replacement ratios (Finding Cost, F&D Cost, Total Replacement Cost)

To give priority to environmental protection, security in operations and good relationship with local communities.

Research and Development focused on improving of recovery factors, technical capabilities and expertise.

7

STRATEGY / FINANCIAL STRENGTH

To give priority to speed up projects to generate positive cash-flows in the short / medium term

Balance between capital investment discipline policy and further investments in new growth projects opportunities

8

UPSTREAM

CORE BUSINESS

•	Crude oil production in Latin America and North Africa

•	Natural gas production in Latin America and Caribe

•	LNG projects in the Atlantic basin, American Pacific and Mediterranean

•	Gas Production linked to own gas markets :
• Southern Cone: Argentina (Metrogas), Bolivia to Brazil (Rio de Janeiro and Sao Paulo South)
• Trinidad & Tobago to USA, Puerto Rico, Mexico (Monterrey, Mexico DF, ...)
• North of Africa and Middle East to Europe (Spain)

9

STRATEGY : OPERATING EXCELLENCE

10

Exploration & Production Cost Efficiency

Repsol YPF's Total Production
2000-2001-2002 Average
Replacement Index
($/Boe)
10
8
6
4
2
0
1.00
3.65
2.29
Finding Cost
F&D Cost
Reserves Replacement Cost
300%
200%
151% (a)
100%
0%
(a) 97% Without acquisitions or divestments
Industry range 2000-2001-2002 Average
Repsol YPF 2000-2001-2002 Average
Source: PFC

11

Finding Costs (3-years moving average)

$/Boe
Repsol YPF
Decrease : 73%
0
1
2
3
4
5
6
7
8
1997-1999
1998-2000
1999-2001
2000-2002
Conoco Phillips
ENI
Statoil
Bp Amoco
Chevron Texaco
RD Shell
Exxon Mobil
Repsol YPF
OXY
TFE

Source: PFC

12

Finding & Development Costs (3-years moving average)

$/Boe
13
12
11
10
9
8
7
6
5
4
3
2
1
0
1997-1999
1998-2000
1999-2001
2000-2002
Conoco Phillips
ENI
Statoil
Bp Amoco
Chevron Texaco
RD Shell
Exxon Mobil
Repsol YPF
OXY
TFE

Source: PFC	13

Reserves Replacement Cost (3-years moving average)

$/Boe
Repsol YPF
Decrease: 34%
8
7
6
5
4
3
2
1
0
1997-1999
1998-2000
1999-2001
2000-2002
Conoco Phillips
ENI
Statoil
Bp Amoco
Chevron Texaco
RD Shell
Exxon Mobil
Repsol YPF
OXY
TFE

Source: PFC	14

“Lifting Cost”

$ / Boe
3,0
2,5
2,0
1,5
1,0
0,5
0,0
2,53
2,57
DECREASE = 33%
1,73
1,48
2000
2001
2002
1st SEM 03

15

STRATEGY / FINANCIAL STRENGTH

STRATEGY : FINANCIAL STRENGTH

16

REPSOL YPF : NET DEBT RATIO

Million euro	Net debt/Capitalization

18000
12000
6000
0
45
35
25
15
43,3
29,2
25,9
16555
7472
6424
DEC 01
DEC 02
JUN 03
Net Debt
Net debt ratio

Net Debt ratio
Jun 2003
25.9%

17

E&P : Investments & Divestments Capital discipline

(*)	Divestments 2000 : UK, Crescendo Pinacle, Vietnam, Gabón & Km-20

(**)	Divestments 2001 : East Bahariya, Western Desert, Gulf of Suez E/W, SEGOS, North Alexandria+East Delta+West Mediterranean, Bloque El-71 GOM/USA, & BITECH

(***)	Divestments 2002 : Indonesia

Are not included Swap Operation w/o cash payment	( 2001 : 20,25% Andina PECOM)
( 2000 : 25% Quiamare La Ceiba Sipetrol-ENAP)

18

STRATEGY :

GROWTH & DECONCENTRATION

19

GROWTH BEYOND 2003 Crude oil plays

Further development
In GoM (Neptune)
Deepwater Oil Exploration:
USA, Canary Islands, Brazil,
Cuba and West Africa
New Oil Opportunities
In Middle East
Further oil
Development
in Block 16
(Ecuador)
Development
Albacora Leste
(Brazil)
Further Oil
Developments
Libya (Murzuq)
Ongoing oil
Development in
Surubi-Mamore
(Bolivia)
Ongoing Oil Developments &
Further Secondary recovery
projects in Argentina

20

GROWTH BEYOND 2003 LNG Projects

21

GROWTH BEYOND 2003 Natural Gas Growth Potential

Venezuela: Additional gas sales (Yucal Placer, QLC, Barrancas, etc)

New gas projects:
Reggane & TFT (Algeria)
gas exploration in Sirte(Libya)

T&T: Increase of domestic & LNG Trains gas demand

Increase of Bolivian Gas exports to Brazil, Pacific LNG.

Increase of Argentinean domestic gas demand

Increase of Argentinean gas exports to Chile & Brazil

22

STRATEGY : GROWTH & DECONCENTRATION

•	UPSTREAM PRODUCTION & RESERVES OVERVIEW UP TO 2003

•	MAIN PROJECTS AND ASSETS

LIBYA & ALGERIA

MIDDLE EAST AND FSU

SPAIN, PORTUGAL & MOROCCO

LATIN AMERICA (ex Argentina & Bolivia)

GULF OF MEXICO (USA), MEXICO, WEST AFRICA

23

      UPSTREAM PRODUCTION &
RESERVES OVERVIEW
UP TO 2003

24

Liquids and Gas Net Production

Indonesia Divestment
Egypt Divestment(WD)
UK,Egypt & USA(Midgar) Divestments
C.A.G.R 5.6 %
1.200
1.000
800
600
400
200
0
KBOEPD
98
373
559
71
355
589
416
584
10% T&T Incorporation
Andina Swap
20% T&T Incorporation
2000
2001
2002
2003 (E)
Same Assets as 2002 - Liquids
Same Assets as 2002 - Gas
Divestment Assets

25

Total E&P Total Net Daily Production ( KBOEPD )

REAL2002
REAL 2003
AVERAGE 2003
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
850
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

26

Total E&P Net Gas Daily Production ( Mm3 /d )

REAL2002
REAL 2003
AVERAGE 2003
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

27

Total E&P Net Liquids Daily Production ( KBOPD )

REAL2002
REAL 2003
AVERAGE 2003
750
700
650
600
550
500
450
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

28

Liquids and Gas Net Proved Reserves

UK,Egypt & USA(Midgar) Divestments
Indonesia Divestment
Egypt Divestment(WD)
C.A.G.R 7.5 %
Crescendo Divestment
6000
5000
4000
3000
2000
1000
0
Million boe
10% T&T Incorporation
Andina Swap
20% T&T Incorporation
dic-99
dic-00
dic-01
dic-02
dic-03(E)
Liquids Reserves
Gas Reserves
Divestment Assets

29

Liquids and Gas Net Proved Reserves Replacement ( 2000 – 2002 )

30

Liquids Net Proved Reserves Replacement ( 2000 – 2002 )

31

Gas Net Proved Reserves Replacement ( 2000 – 2002 )

32

Libya and Algeria

33

LIBYA. Current Acreage

PELAGIAN SHELF
GULF OF SIRTE
O 10
O 9
CYRENAICA
GHADAMES
S 36
NC 190
NC 115
SIRTE
NC 186
K 1
MURZUQ
M 1
NC 187
KUFRA
K 3

Package 1

Previous Blocks

34

LIBYA

LIBYA. NC-115 ( El-Sharara)

36

NC –115 : DISCOVERY O1

SW
LINE NC115-01-22
NE
O1-NC115
1.5 Km
Dembaba
Tannezuft
Intra-Tannezuft
Mamuniyat
Hawaz Erosional S.
Basement

SEISMIC LINE WITH THE WELL LOCATION

37

NC –115 : DISCOVERY O1

Well O1-NC115
H1
H2
H3
H4
H5
H6
H7
H8
5151ft
Top Hawaz
5520ft
OWC

38

LIBYA. NC-186: Fields “A” & “D”

NC-190
NC-186
A22
E1
P17N
P18
P11W
P17 W&E
P2 (C1)
A-FIELD
A21
L6
F11
P7
P3 D-FIELD
D-FIELD
L10
P8
P12
P5 (B1)
L W6
L16
L9
A4
L23
M-Field
A-Field (NC-115)
H-Field
N
OIL FIELDS
PROSPECTS
LEADS
ANOMALIES
3D SEISMIC AREA
0
10
20
30
Km.

39

LIBYA. NC-190

NC190 – Leads Map
Hawaz
Mamuniyat
2
5
6
1
11
10
12
N
NC190
NC186
NC174
0
km
50
A-1 Discovery

40

LIBYA. Package 1

•	Six new exploration blocks (“Package 1”) awarded to Repsol YPF 60% (operator) and OMV 40% with a total surface of 76,696 km2:

	•	M-1 block (Murzuq Basin),

	•	blocks O9 and O10 (Sirte Offshore Basin),

	•	block S36 (Sirte Basin) and

	•	blocks K1 and K3(Kufra Basin) .

41

PACKAGE 1. Block M-1 (Murzuq basin)

Field B
263 MBO
Elephant
565 MBO
H
A
G
B
C
D
E
F
LEGEND
Leads
Possible Play Concept
PLAY ELEPHANT

42

PACKAGE 1. Blocks O-9 & O-10 ( Sirte basin )

A1-NC129 1984
Oil 50 mmbo
A1-NC173 1996
Oil Shows
D1-88 Arco, 1968
TD 3318 m
DST 13 mcfg/d & oil
O-10
O-9
B1-88 Arco, 1963
TD 3439 m
DST 35 mcfg/d & oil
A1-89 1965
Dry Hole
A1-88 1988
Gas Shows

LNG Plant
Marsa El Brega

43

LIBYA Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
25,000
20,000
15,000
10,000
5,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

44

LIBYA . Large potential for growth

•	Production reach 200,000 BOPD in NC-115 (20,000 bopd

Net Repsol YPF). High margin production

•	Net Proven reserves @ June 2003: 95 M Bpl

•	Start up of Field A (NC 186) early 2004

•	Field D under development (NC 186)

•	New Discoveries in NC 115 (O & N)

•	Six new exploration blocks (“Package 1”)

•	New explorations blocks under negotiations (“Package 2”

and others)

•	Libyan LNG Project under study

45

ALGERIA. Current acreage

Argel
Hassi Messaoud
401d
Hassi R´Mel
ALGERIA
TFT
Issaouane
Reggane
PORTUGAL
SPAIN
ATLANTIC OCEAN
MOROCCO
TUNISIA
LIBYA
MAURITANIA
MALI
NIGER
Tropic of Cancer
©1998, Encyclopædia Britannica, Inc.

401d (Berkine) – 55% WI

TFT – 30% WI

Issaouane - 46,75% WI

351c-352c (Reggane) – 45% WI

Desarrollo
Exploración

46

ALGERIA Net Gas Daily Production ( Mm3/d)

REAL2002
REAL 2003
AVERAGE 2003
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12
PSC effect of higher prices
Maintenance Of Gas Plant

47

ALGERIA Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12
PSC effect of higher prices
Maintenance Of Gas Plant

48

ALGERIA. Field TFT

DEVELOPMENT OF WESTERN AREA

Gas Field Model

Central Area
West Area

Producer wells consider in the model are indicated

49

ARGELIA : Reggane 3D Seismic Acquisition (950 km2)

Partnership: Sonatrach (25%) + Repsol YPF (33.75% Operator) + RWE Dea (22.50%) + Edison International (18.75%).

Contract signed on July 2002 / Effective date: January 2003
Total surface: 12,217 km2

50

ALGERIA. Blocks 351c-352c (Reggane)

Seismic Section NW-SE (REGGANE)

51

ALGERIA. Block 401-d

Already acquired and processed 742 Km2 of 3D Seismic.
Drilling First well at end 2003.

OOIP- 391 MMBO
BBR-ROD
OOIP- 70 MMBO
KA
HASSI KESKESSA
OOIP- 155 MMBO
SFNE
401 d
432
403N
OOIP-2000 MMBO
650 BCF
HASSI BERKINE SUD
OOIP->2000 MMBO
667 BCF
OURHOUD
OOIP-1350 MMBO
1.3 TCF
OOIP- 138 MMBO
BSF
406b
OOIP- 93 MMBO
RDB
BERKINE BORMA
STRUCTURE
25 KM

52

ALGERIA: Potential for growth

•	2002 Net production: 30.000 boepd (34% Liquids and 66% gas)

•	Proven Reserves @ June 2003: 83 M boes

•	Development of Western Area of TFT Field

•	Appraisal and further Development of Reggane

•	Good exploration potential in Block 401d

•	Looking for new business opportunities: Integrated gas project in Gassi Touil and 4th Exploration Round.

53

Middle East and FSU

54

IRAN. Block Mehr

First exploratory well to be drilled early 2004
IRAN
Fields
Prospects
Linea sismica
Tehran
ANARAN BLOCK
Zavareh-Kashan Block
IR AN
FARSI BLOCK
WEST KISH BLOCK
Kish East Block
Qeshm Block
Munir Block
MEHR 2400 km2
Repsol YPF – 33%
OMV – 34 %
Sipetrol – 33%

55

Dubai Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

56

Spain, Portugal and Morocco

57

SPAIN. Current Assets

ALGA
Tarragona
Lubina
Tortuga
Poseidón
Calypso
Canarias

- Production
- Exploration
- Gas Storage

Repsol YPF is the operator in all blocks

ALGA (Gas Storage – 82%)

Tarragona (Fields): Casablanca, Boquerón, Barracuda, Rodaballo, Chipirón

Lubina (Exploration – 100%)

Tortuga (Exploration –100%)

Poseidón (Production – 100%)

Canarias (Exploration - 50%)

Calypso (Exploration – 75%)

58

SPAIN : ALGA Gas Storage Enlargement

Gasoducto
Plant
Platform
8 km
100
2.500 m
Gaviota Field

The project will allow :

- To double Working Gas from 779 Mm^3 to 1600 Mm^3 with same Cushion Gas volume
- To increase Average Production from 5,2 Mm^3/d to 10,7 Mm^3/d
- To increase Average Injection from 3,7 Mm^3/d to 7,6 Mm^3/d

59

CANARY & MOROCCO BLOCKS

Tanger-Larache
Tanger
Rabat
Casablanca
VANCO
SAFI
HAUTE MER
AGIP-VANCO
RAS
TAFELNEY
SHELL
RIMELLA
ENTERPRISE
CAP
DRAA
ENG-AFR TIZNIT
Agadir
MOROCCO
Canary 1-9
Lanzarote
Tenerife
Fuerteventura
Gran Canaria
Tarfaya

60

SPAIN : CANARY ISLANDS BLOCKS 1 - 9

ECI2000-114 FIN_STK_NEAR_EQU
ECI2000-114 FIN_STK_FAR_EQU
4182
4225
4250
4275
4300
4325
4350
4375
4400
4425
4450
1844
1900
2000
2100
2200
2300
2400
2500
2600
2700
2800
2900
3000
3100
3200
3300
3400

61

SPAIN Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
12,000
10,000
8,000
6,000
4,000
2,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

62

Latin America ( ex Argentina and
Bolivia)

63

TRINIDAD & TOBAGO. Current acreage

BPTT (30% Repsol YPF)
BP & Repsol YPF
22
23 (a)
23 (b)
24
TOBAGO
OCEANO
ATLANTICO
3 (a)
TRINIDAD
Samaan
Teak
Po
ui
Mahogany
5b
Immortelle
S11
Trinidad
Venezuela
VENEZUELA
Gas
Condensado
Petróleo
Gas

64

TRINIDAD & TOBAGO
Equipment & Offshore Capacity (feb 2002)

OFFSHORE CAPACITY 1.7 bcfd
(17.6 BCMA)
FEB 2002
mm cf/d
4000
3000
2000
1000
0
T2
T1
NGC
332
539
645
(Q3 '02)
Sales, mmscfd
30" NGC
40" BP
Flamboyant
Immortelle
Cassia "A"
Amherstia
bp

65

TRINIDAD & TOBAGO
Equipment & Offshore Capacity (mid 2002)

OFFSHORE CAPACITY
3.5 bcfd
MID 2003
(36.2 BCMA)
mmcf/d
4000
3000
2000
1000
0
T3
T2
T1
NGC
446
332
539
645
Sales, mmscfd
30" NGC
40" BP
48" line
Cassia "A"
Cassia "B"
Immortelle
Flamboyant
Mahogany A & B
Amherstia
Kapok
KAPOK, CASSIA B Y BOMBAX
PIPELINE IN OPERATION SINCE
MAYO'03

66

TRINIDAD & TOBAGO Equipment & Offshore Capacity (end 2005 )

OFFSHORE CAPACITY 3.5 bcfd END 2005
(36.2 BCMA)
mmcf/d
4000
3000
2000
1000
0
T4 527
ATLAS 160
T3 446
T2 332
T1 539
NGC 645
Sales, mmscfd
30" NGC
40" BP
48" line
Red Mango (2007)
Iron Horse
Mango
Mahogany A & B
Flamboyant
Immortelle
Cassia "A"
Cassia "B"
Amherstia
Kapok
bp

67

TRINIDAD & TOBAGO Integrated LNG chain

UPSTREAM	MIDSTREAM		
Reserves	Stake in trains	Supply trains	Marketing and Trading
30 %	23.4 %	22.3 %	43.5 %(*)

(*) Assuming 100% Gas Natural cargoes

68

TRINIDAD & TOBAGO Net Gas Daily Production ( Mm3/d)

REAL2002
REAL 2003
AVERAGE 2003
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

69

TRINIDAD & TOBAGO Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
30,000
25,000
20,000
15,000
10,000
5,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

70

TRINIDAD & TOBAGO Evolution of Repsol YPF Production

boepd
120.000
100.000
80.000
60.000
40.000
20.000
0
105,000
275%
22.8%
28,000
13.4%
22,800
20,100
0
1999
2000
2001
2002
2003 Est.

71

TRINIDAD & TOBAGO Evolution of Repsol YPF Proven Reserves

72

TRINIDAD TOBAGO. Large Potential for growth

•	June 2003 Net production: 116,400 boepd

•	Proven Reserves @ June 2003: 879 M boes

•	End April 2003: Start up of 3rd LNG Train

•	June 2003: Approval of 4th LNG Train

•	Future increase in Domestic Demand (NGC, Ammonia & Aluminium Smelter Plants)

•	Good exploration potential for further LNG Trains

•	Looking for new business opportunities

73

VENEZUELA. Current acreage

Seven Blocks (Six Production Blocks, One Exploration Block)

TRINIDAD & TOBAGO
MENE GRANDE
YUCAL PLACER NORTE
QUIAMARE – LA CEIBA
YUCAL PLACER SUR
QUIRIQUIRE
GUARICO OCCIDENTAL
BARRANCAS
VENEZUELA
GUYANA
COLOMBIA
BRAZIL

74

Growth history in VENEZUELA

75

Venezuela
Net Gas Daily Production ( Mm3/d )

REAL2002
REAL 2003
AVERAGE 2003
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

76

Venezuela Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

77

VENEZUELA : QUIAMARE LA CEIBA Exploration

78

VENEZUELA. QUIRIQUIRE Exploration

CACHIPO UPDIP LEAD
LA PICA LEAD
LA PICA LEAD (15000')
Recursos sr: 1 TCF / 70 Mbo
Recursos cr:
Pe: 20 %
HERVIDERO LEAD
HERVIDERO LEAD (17000')
Recursos sr: 0,5 TCF / 35 Mbo
Recursos cr:
Pe : 20 %
CACARA
PUNTA DE MATA
MATURIN
V E N E Z U E L A

79

VENEZUELA. Potential for additional growth

•	1st Half 2003 Net production: 98,200 boepd

•	Proven Reserves @ June 2003: 247 M boes

•	Growth potential based on:

	•	On-going gas development projects (Yucal Placer, QQ)

	•	New gas development projects (QLC, Barrancas)

	•	On-going Exploration in current assets

	•	New opportunities (Deltana, Barúa-Motatan, Ceuta-Tomoporo)

80

BRAZIL. Current acreage

Bloque	Repsol YPF	Socios
BES-3	54,7%	FB (38,8%); Petr. (4,6%); Sot. (1,9%)
BM-S-19	50,0%	Shell (25%); Statoil (25%)
BM-S-9	25,0%	**PB (45%);** BG (35%)
BM-C-4	30,0%	**Agip (45%) ;** ChevTex (25%)
BM-C-3	20,0%	**PB (40%);** Agip (40%)
BM-C-5	32,0%	**Chev Tex (68%)**
BM-S-7	20,0%	**ChevTex (45%)** ; PB (35%)
ABL	10,0%	**PB (90%)**

ALBACORA LESTE
ANP FIRST ROUND BLOCKS
ANP SECOND ROUND BLOCKS
ANP THIRD ROUND BLOCKS
REPSOL YPF BLOCKS
PETROBRAS PARTNERSHIP BLOCKS
PETROBRAS BLOCKS
PRODUCTION BLOCKS

81

BRAZIL : ALBACORA LESTE DEVELOPMENT (Petrobras 90% Repsol YPF 10%)

Shuttle tanker
FPSO
Wet tree
Mooring lines
Reservoir

CRONOGRAMA DEL PROYECTO
Año
2000
2001
2002
2003
2004
2005
2006
Diseño del proyecto
Modulos Comp, Gen, Proc, Ut.
Conversion FPSO
Pozos y Completacion
Flow Lines, Risers,
Primera producción

- Total reserves: 720 M boes
- Proven Reserves @ June 2003: 535 M boes

ESTIMATED PLATEAU PRODUCTION 100%
150 / 160 KBOED

81

BRAZIL. Potential for growth

•	Proven Reserves @ June 2003: 53 M boes

•	Development of Albacora Leste Oil Field with start-up production by end of 2004

•	Good exploration potential on seven Exploration Blocks

83

ECUADOR. Current acreage

Blocks 16 & TIVACUNO
Repsol YPF 35%(Operator)

ZABALETA
CAPIRON N
CAPIRON
TIVACU
NPF
TIV. SW
KINTIA
BOGI
MINO
OBI
DICARON
ZAPARO
Block 16
TAPO
EWA
COWI
AMO-1
AMO-2
SPF
WIPS1
DAIMI-1
DAIMI-2
DADO
IRO
GINTA
WATI
BLOCK-16 & TIVACUNO

Block 14
Repsol YPF 25%

POMPEYA
SANTI
LINCE
VINTAGE
BLOCK 14
CAPIRON N
TIVACUNO
KUPI
SUNKA
CAPIRON
NPF
KINTIA
WANKE
SHIRIPUNO
NANTU
BLOCK-14

84

Ecuador Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
12,000
10,000
8,000
6,000
4,000
2,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

85

ECUADOR. Future Projects

•	Net Proven Reserves @ June 2003: 68 M Bbl

•	September 2003: Start up of OCP

•	Ongoing Development of Block 16: Production Plateau 75,000 bopd (September- October 2003) with a further development Plan to increase plateau to 100,000 bopd

•	Good exploration potential in current blocks

•	New business opportunities:

• Ishpingo-Tambococha-Tiputini: 788 MBO

• Future Exploration Rounds

86

COLOMBIA. Current acreage

Oceano Atlantico
Oceano Pacifico
PANAMA
VENEZUELA
RIOHACHA
SANTA MARTA
BARRANQUILLA
CARTAGENA
VALLEDUPAR
TOLU
MONTERIA
CUCUTA
Caño Limón
Catleya
Cosecha
Capachos
San Miguel
QUIBDO
MANIZALES
PEREIRA
Bogotá
YOPAL
VILLAVICENCIO
CALI
POPAYAN
SAN JOSE DEL GUAVIARE
PASTO
MOCOA

CRAVO NORTE	**CAÑO LIMON** **Repsol Net 6,7MMBO** **ECOPETROL 50%** **OXYANDINA 25%** **OXYCOL * 25%** ***6,25% Repsol YPF** **266,7 Km^2**
CAPACHOS	REPSOL YPF 100% 402,43 km^2
SAN MIGUEL	REPSOL YPF 100% 434,8 km^2
COSECHA	**OXY 75%** **REPSOL 25%** 2522,7 km^2
CATLEYA	REPSOL YPF 100% 890,3 km^2

EXPLORATION PRODUCTION

87

Colombia Net Liquids Daily Production ( BOPD )

REAL2002
REAL 2003
AVERAGE 2003
6,000
5,000
4,000
3,000
2,000
1,000
0
1-1
1-2
1-3
1-4
1-5
1-6
1-7
1-8
1-9
1-10
1-11
1-12

88

PERU. Current acreage

Current Assets

39	REPSOL YPF	100%

	4,208Km2

35M	REPSOL YPF BURLINGTON PECOM	41% 23.85% 35.15%

	8,801 Km2

80 (TEA)	REPSOL YPF BURLINGTON	76.15% 23.85%

	20,280 Km2

Under negotiation

57	REPSOL YPF BURLINGTON PEREZ COMPANC	41% 23.85% 35.15%

7,585 Km2

89

BLOCKS IN CUBA

90

CUBA : Prospects & Leads Map

East Ocuje
MCU : 435 MMBO (Max - 932 MMBO)
Charagüito
ROU : 1304 MMBO (Max. – 3767 MMBO)
MCU : 916 MMBO (Max. – 2364 MMBO)
West Ocuje
50 Km
Obatalá
ROU : 702 MMBO (Max. – 1691 MMBO)
MCU : 535 MMBO (Max - 1957 MMBO)
Fold belt related Leads
Prospect Reserves are Recoverable
North Cuban Productive Oil Trend
11,3 Billion BOIP

91

CUBA :Yamagua XLINE 2672

92

CUBA :Yamagua XLINE 4075

93

Gulf of Mexico (USA), Mexico, West Africa...

94

USA : Gulf of Mexico Acreage

USA : Gulf of Mexico

USA : Gulf of Mexico Neptune

Caillou Island
Timbalier Bay
Venice
SS28
Fourchon
West Delta
South Pelto
Eugene Island
Ship Shoal
Grand Isle
South Timbalier
West Delta South
S.Pass
ALABASTER/ ZINC
MC 441
DIAMOND
South Timbalier South Addition
Eugene Island South
Ship Shoal South Addition
Gretchen
EW
400 m
Gomez
MORPETH
ARNOLD
El Toro
BULLWINKLE
POPEYE
Bison
JOLLIET
TROIKA
GENESIS
GC 228
BRUTUS
ALLEGHENY
Powell
McKinley
Ness
Fuji
HOLSTEIN
Green Canyon
Tahiti
Shenzi
Poseidon
Mighty Joe Young
MAD DOG
ATLANTIS
Neptune
1,000 metres
Mirage
Champlain
Morgus
EUROPA
URSA
MARS
PLUTO
Triton
Leo
Mississippi Canyon
MENSA
THUNDER HORSE
Blind Faith
Callisto
Merganser
Vortex
Atwater Valley
Bass Lite
Walker Ridge
Cascade
Lund
TAHOE
North Marlin
Dorado
Viosca Knoll
RAM-POWELL
Ida
Sword-fish
KING
KING'S PEAK
POMPANO
MICA
GEMINI
Seventeen Hands
Hawkes
Timber Wolf
NA KIKA
0 20 40
Km

97

West Africa : Equatorial Guinea & Sierra Leone

SL-6
SL-7
Block K
200 0 200 400 Kilometers
Geographic Projection
WGS84
N

Block Name	Area
SL-6	4634.53 km2
SL-7	5863.96km2
Block K	4500.78 km2

Sierra Leone

Equatorial Guinea

98

Equatorial Guinea : Block K & Others Opportunities

Block E
Blocks : E-15,
F-15 & G-15
Block K
LINE 2000
Blocks : F & G
NIGERIA
CAMEROON
GABON
Principe
ELF BLOCK E
ATLAS BLOCK J
ATLAS BLOCK I
ATLAS BLOCK K
CHEVRON BLOCK L
TRITON BLOCK G
VANCO BLOCK K
PETRONAS BLOCK H
BIOKO
1500m
1000m
2000m

99

Equatorial Guinea : Block K

Crossline FAST_TRACK_MIG 7502
NW
Line 7502
SE
Base Tertiary
Drift Unconformity
Cenomanian/Turonian
Intra-Aptian Base Salt

100

West Africa : Sierra Leone

-14
-13
-12
-11
30
0
30
60
Kilometers
N
Geographic Projection
WGS84
8
7
6
LINE 2044
SL-6
SL-7

101

West Africa : Sierra Leone Play Concept - Seismic Line 2044

102

ITEM 3

REPSOL YPF

Argentina and Bolivia E&P
Business Units

September 15, 2003

1

E&P SOUTH AMERICA

June/2003 (accumulated)

Production	Total Liquids Gas	1.000 526 2.660	KBoe/d KBbl/d MScf/d

Proven	Total	5.349	MBoe
Reserves	Liquids	1.765	MBbl
	Gas	20,1	Tcf

OPERATING INCOME		817	MU$S

ARGENTINA-BOLIVIA 80% E&P SOUTH AMERICA

2

ARGENTINA-BOLIVIA: NET PRODUCTION (2000-2003)

900
800
700
600
500
400
300
200
100
0
KBOE/D
767
772
778
797
2000
2001
2002
1st SEM 03
Liquids
Gas

3

ARGENTINA-BOLIVIA: TOTAL NET DAILY PRODUCTION

ARGENTINA-BOLIVIA

Net Daily Production (BOE/d) as of 31st August 2003

4

ARGENTINA-BOLIVIA: OIL DAILY PRODUCTION

ARGENTINA-BOLIVIA

Net HCL Daily Production (Bbl/d) as of 31st August 2003

5

ARGENTINA-BOLIVIA: GAS DAILY PRODUCTION

ARGENTINA-BOLIVIA

Net Gas Daily Production (Msm3/d) as of 31st August 2003

6

ARGENTINA: GAS PRODUCTION

ARGENTINA

Net Gas Daily Production (Mm3) as of 31st August 2003

7

ARGENTINA-BOLIVIA: PROVEN RESERVES (1999-2002)

SWAP WITH PECOM S.A.
MBOE
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
3.652
3.757
4.398
4.373
1999
2000
2001
2002
Argentina
Bolivia

8

ARGENTINA-BOLIVIA: LIFTING COST (2000-2003)

9

ARGENTINA-BOLIVIA: WELLS DRILLED

Exploratory

45
40
35
30
25
20
15
10
5
0
Wells
2000
2001
2002
2003 (E)

Development

1000
800
600
400
200
0
Wells
2000
2001
2002
2003 (E)

10

ARGENTINA-BOLIVIA: OPERATING INCOME

TOTAL OPERATING INCOME 2001-2003: MU$S 3.928

*WTI Argentina 2002 and 2003 includes 20% tax on crude exports.
*Average gas price for Argentina and Bolivia.

11

ARGENTINA-BOLIVIA: FREE CASH FLOW

TOTAL FREE CASH FLOW 2001-2003: MU$S 4.261

*WTI Argentina 2002 and 2003 includes 20% tax on crude exports.
*Average gas price for Argentina and Bolivia.

12

ARGENTINA-BOLIVIA: RATIOS

RATIOS (U$S/BOE)	2000-2002 Average

Finding Cost	0.52

Finding & Development Cost	2.94

Lifting Cost	2.14

Replacement Index	106%

13

ARGENTINA: RIG COUNT

Reaction to the argentinian crisis

14

ARGENTINA-BOLIVIA: PRODUCTION DUE TO EXPLORATION FINDINGS IN THE PERIOD 1997-2001

Country	UUNN	Hydrocarbons (boe/d) Originating Production of Exploration

Bolivia	Mamore	570
	San Antonio	11,993
	San Alberto	23,851
	Los Sauces	1,042
	Subtotal Bolivia:	37,456

	CGSJ_Flanco Norte	16,675
	CGSJ_Flanco Sur	4,488
	CGSJ_Las Heras	25,982
Argentina	Neuquén	32,450

	NOA, Acambuco:San Pedrito	1,085
	Subtotal Argentina:	80,680

Total Argentina-Bolivia		118,136

15

ARGENTINA-BOLIVIA: EXPLORATION RESULTS

Oil and Gas Reserves - Additions 3P
by Exploration 1999-2003 (1o semester)

TOTAL: 1.220 MBoe

16

E&P LAM: HEALTH & SAFETY ACHIEVEMENTS

REPSOL YPF - EyP LAM

LOST TIME INJURY FREQUENCY AND GRAVITY
COMPANY AND CONTRACTORS

17

E&P LAM: ISO 14001 CERTIFICATIONS

	1998	1999	2000	2001

MAXUS ECUADOR

LOMA LA LATA

LOMA LA LATA ZONA CENTRAL

EL PORTON

MAXUS BOLIVIA

ANDINA

RINCON DE LOS SAUCES

MENDOZA NORTE

REGIONAL SUR

MALARGUE

OPERACIONES GEOFISICAS

With Certificate

Safety Management System- Implementation

2003

UN ARGENTINA OESTE

UN ARGENTINA SUR

UN PACÍFICO

UN BOLÍVIA -NOA-BRASIL

Implementation

18

ARGENTINA-BOLIVIA: HIGHLIGHTS (2000-2003)

Acquisition of Exploration Blocks in Neuquen (2002)

3 D Seismic in B.U.Oeste: 3.000 km2 (2003)

New Gas Storage in L.Carrizal (2003)

Cañada Dura-Mendoza (2000)

GLP Plant El Portón (2002)

Wells of low GOR in Loma La Lata (2002)

Extension concession of Loma de La Lata (2000)

BOLIVIA
NOROESTE
Mendoza
Neuquen
Chubut
Sta Cruz
Tierra del Fuego

Swap with PECOM (ANDINA) - 2001

METANOL (2002)

PROFERTIL (2001)

MEGA (2001)

3 D Seismic in B.U Oeste and Sur: 1.000 Km2 (2002)

New Gas Storage in Diadema (2000)

Drill 600 Methodology Development of marginal reserves (2001-03)

19

ARGENTINA-BOLIVIA: SIGNIFICANT DISCOVERIES (1999-2003)

Volcan Auca Mahuida x-3 (1999)
Rio Negro Norte (1999)
Cupen x-1 (2000)
Barreales Colorados x-3(2000)
Loma Campana (e-2+x-1)-2000
La Yesera x-1(2001)
Cupen Mahuida x-1(2001)
Rincon Chico xp-101(2002)
Rincon Blanco x-1(2002)
Cerro Negro x-1(2002)
Portezuelo x-3 (2003)
Cerro Bandera xp-164 (2003)
Sabalo x-1(1999)
San Alberto x-10 (1999)
Acambuco (SP x2) – 1999
Margarita x-3 (2000)
San Alberto x-11(2000)
Surubi NO x-1 (2003)
San Pedrito e-3 (2001)
Cañada Dura x-2 (2000)
Loma Alta xp-9 (2003)
Grimbeek x-610 (2002)
CAM 2 a Sur x-1 (2001)

20

ARGENTINA-BOLIVIA: HIGHLIGHTS (2004-2008)

New Gas Storage

Development of Llancanelo- Mendoza

Transneuquino

Developmente of New Areas (Bandurria)

On going Secondary Recovery Projets

BOLIVIA
NOROESTE
Mendoza
Neuquen
Chubut
Sta Cruz
Tierra del Fuego

Pacific LNG

Export to Brasil

Petrochemicals GTL Projects

Exploration Off-Shore (Malvinas-Colorado Marina-Restinga Ali)

Exploration Centro de Cuenca (Gan Gan)

21

THE END

22

ITEM 4

Analysts And Investors Field Trip

Western Argentina - Business Unit
September 15th - 16th, 2003

Neuquén - Argentina

2003

Western Argentina - Business Unit

REPSOL YPF

Western Argentina Business Unit Geographical Location

First Production :             1918

31/12/2002
Drilled Wells	7022 (Opera)
Producing Wells	2872 (Opera)
Productive Production	5280 Mboe
Proved Reserves	2231 Mboe
Drilled Development Wells 2003	193 (2002) - 269 (2003)
Drilled Exploration Wells 2003	19 (2002) - 21 (2003)
Fields	85
Working Rigs (Drilling+Workover) Agosto/03	65

Basin Concession Segmentation by UNAO: 199,346 Km²

Western Argentina Business Unit Strategic Focus — Performance Contract

Western Argentina Business Unit Organization Chart

UNAO YEAR 2003	
Oil Production	91 Mboe
GLP Production	18 Mboe
Gas Production	75 Mboe
Total Production	184 Mboe
Exploration Investments	53 MU$S
Development Investments	346 MU$S
Lifting Cost	1,53 U$S/Boe
Finding Cost	2,52

U N A O (2)
Field
Neuquén
E.U. El Portón (60)
E.U. Loma La Lata (92)
E.U. Mendoza (121)
E.U. R. de los Sauces (187)
Drilling (49)
Oil, Gas and Electricity Engineering (3)
Enviroment, Safety and Quality (2)
Exploration and Development (79)
Management Support (17)
External Relations (8)
Human Resources (13)
HEADCOUNT: 633

Western Argentina Business Unit Team work synergies

Legal
Purchasing
Industrial Relations
Finding Teams Exploration
Exploration Development Functional Synergy
Expert Development Support
Planning
HSC
Production and Development Teams
Human Resources
LLL
RDLS
EP
MZA

Western Argentina Business Unit Key Safety Indicators

Obj. Frequency 2002= 7
Obj. Gravity 2002= 0,07
Objective 2003=
Real 2001 - 20%
LTIF (Accidents x 1.000.000 worked ours)
Gravity (Lost Time Days x 1.000 Worked Ours)
0,07
4,05
3,71
0,0352
0
1
2
3
4
5
6
7
0,000
0,010
0,020
0,030
0,040
0,050
0,060
0,070
2002
2003 Obj.

Western Argentina Business Unit ISO 14001 Certifications Safety Management System

ISO 14001
Economic Unit	1998	1999	2000	2001	2002
Loma de la Lata
Loma de la Lata Zona Central
Rincón de los Sauces
Mendoza
Malargüe
El Portón
Exploración
Perforación

Certificate

Safety Management System	Audits
Economic Unit 2003	Economic Unit
Loma de la Lata	Loma de la Lata	10
Loma de la Lata Zona Central	Loma la Lata Zona Central	6
Rincón de los Sauces	Rincón de los Sauces	4
Mendoza	Mendoza	4
Malargüe	Malargüe	4
El Portón	El Portón	8
Exploración	Exploración	8
Perforación	Perforación	2

Implementation

Western Argentina Business Unit Performance Contract – A commitment

Obj N°	Indicator	Objective	Achieved	Exceeded
1	Daily Net Production Kboepd	502,8	>487,7	502,8
2	Investments (MU$S)	399	399	<379
3	Sales (MU$S)	2204	>2094	>2424
4	Free Cash Flow (MU$S)	760	>722	>836
5	Lifting Cost (U$S/BOE)	1,53	1,53	<1,48
6	ROA	26,84%	>25,5%	>29,5%

Western Argentina Business Unit 2003 Liquids Production Profile by Field

350
300
250
200
150
100
50
0
Kbbl/d
Others
Catriel
Malargüe
Barrancas
Vent-Vizc
Puesto Hernández
El Portón-Filo Morado
Loma La Lata
Chihuido de la Sierra
Negra
January
February
March
April
May
June
July
August
September
October
November
December

Western Argentina Business Unit 2003 Gas Production Profile by field

60
50
40
30
20
10
0
Mm3/d
El Portón-CHLS
RDLS
UTES
Zona Central
Loma La Lata
January
February
March
April
May
June
July
August
September
October
November
December

Western Argentina Business Unit 2003 Net Production Profile

700
600
500
400
300
200
100
0
KBOE/d
Objective 503 Kboed
January
February
March
April
May
June
July
August
September
October
November
December
Liquids
Gas
Objective

Western Argentina Business Unit 2003 Investment by Reserves Categories

Proved
Developed Reserves
26%
Proved Non
Developed Reserves
34%
Probables
3%
Possible
Reserves
23%
Exploration
Resources
14%
2003 INVESTMENTS : 399 MU$S

Western Argentina Business Unit Total Reserves (31/12/2002)

Proved
74%
Probables
+ Possibles
26%

Proven:	*2,231 MBOE*
Probables+Possibles:	*782 MBOE*
TOTAL:	*3,014 MBOE*

Western Argentina Business Unit Cost Reduction - Strategic Supply Management

All our Exploration and Production operations require the continuous acquisition of Materials and Services.

UNAO has over 850 suppliers.

UNAO has indentified the supplies that are Strategically important and is changing the way it addresses and manages these supply areas. Starting with:

The focus is to work with suppliers to understand and quantify all through-life costs (both our own associated costs and the suppliers costs), or TCO*, for each commodity or service.

Using Performance, Quality and Cost data, Multi-disciplinary teams are beginning to attack the business processes in order to reduce cost and provide important benefits to be shared by both parties.

Both teams and management, use specific performance indicators to monitor progress.

* TCO – Total Cost of Ownership

Western Argentina Business Unit Cost Reduction through Strategic Supply Management -Example

Western Argentina Business Unit Lifting Cost –ABC Model

Goal: Lifting Cost improvement in each field and identify improvement opportunities.

Why Activity Based Costing Model?

• To Identify activities (and not only the origin of the costs).
• To select the best cost driver for each activity.
• To analyze costs based on physic activity.
• To use the driver concept to allocate indirect costs.
• To obtain individual product´s cost (Oil, gas LGP).

Western Argentina Business Unit Lifting Cost

Western Argentina Business Unit Lifting Cost

Chihuido de la Sierra Negra
2.04 $/BOE
1.76 $/BOE
0.28 $/BOE (Overhead)
1.12$/BOE (Produce)
0.63 $/BOE (Assist)
0.01 $/BOE (Treat)
0.55 $/BOE (Extract)
0.09 $/BOE (C/R gas)
0.25 $/BOE (Service)
0.23 $/BOE (Stimulate)
0.09 $/BOE (energy)
0.12 $/BOE (operate)
0.22 $/BOE (maintain)
0.12 $/BOE (ESP)

Western Argentina Business Unit Exploration and Development – 3 Pillars

Mendoza
Mendoza
Sup.: 3307 Km²
800 Km
Finding Team
Mendoza
Finding Team
El Portón
Finding Team
Rincón
de los Sauces
El Portón
Sup.: 59422 Km²
RDLS
Sup.: 34370 Km²
Republica de Chile
LLL
Neuquén
Sup.: 39247 Km²
Finding Team
Loma La Lata
400 Km

HR
Technology
Exploratory
Area

15/09/03

Western Argentina Business Unit Exploration and Development – 3 Pillars

HR
UNAO
Exploration and Development
FT El Portón
G&G Operations Team
FT LLL
Managment Support Team
FT MZA
Development Support Team
FT RDLS
EOR
EU Development
R.D.L.S
L.L.L.
Mendoza
El Porton

Western Argentina Business Unit New Technology – Visualization Center

October 2003
Technology
2001 - 2003
Acquisition 3D Seismic 5300 Km2
2002 - 2003
Processing Seismic Integrated Cubes
Barrancas-Vizca. 8 Suveys 1330 Km²
Chihuidos 14 Suveys 1470 Km²
Loma La Lata 6 Suveys 1630 Km²
Octane Station
PC/Linux Station
Sun Blade Station
Storage
Fiber Channel
Reality Center Station
Onix Station
Talero
52 Workstations
Rincón
3 Workstations
Loma de la Lata
2 Workstations
El Portón
1 Workstation
Mendoza
4 Workstations
Total = 62 Wks
Unidad de Negocios Argentina Oeste

Western Argentina Business Unit Exploratory Area

Exploratory Area

Exploratory Area
Nov.2001: **4387 Km²**

Acquired Exploratory Area
(2001-2002): **7000 Km²**
(160% increase in Exploratory Area)

Total Exploratory Area :
(2002-2003): **11387 Km²**

REPUBLICA DE CHILE
Provincia de Mendoza
Cuenca Cuyana
Provincia de La Pampa
Provincia de Rio Negro
Pampa del Sebo
Zampal Oeste
Malargüe Sur
Calandria Mora
La Banda
Puesto Gonzalez
Cerro Manrique
Piedra Chenque
Corralera
El Mollar
Sauzalito
Bandurria

REPSOL YPF

Operated by Repsol-YPF+Asoc.

Non Operated by Repsol-YPF

Western Argentina Business Unit
New Blocks with Exploratory Potential

Exploratory
Area

REPUBLICA DE
CHILE
Provincia de
La Pampa
Provincia de
Neuquén
Provincia de
Rio Negro

Cajón de los Caballos
885 Km²

Río Barrancas
4,503 Km²

Los Tordillos
2,000 Km²

Loma El Divisadero
330 Km²

Total Surface: 7,718 Km²
Resources: 235 Mbbl

UNAO Main Exploratory Highlights FT MZA – FT EP

REPSOL YPF

Un-explored area: 48.000 km²
Productive Surface: 3,500 km²
4 % of the total surface
Sub Basin Los Tordillos
Prospecting Models

MENDOZA EXPLORATORY OBJECTIVES

New Terciary Horizons not yet explored to focus on

- ✓ Fractured reservoirs
- ✓ Petroleum Modeling System
- ✓ New scenario in Exploratory Sub-Basin

Troncoso In f.
Avilé
- Surface Geology Integration and 3D modeling in complex structures
-Fractured Reservoirs in Mendoza Group

EL PORTON EXPLORATORY OBJECTIVES

- ✓ Evaluation of new blocks close to bidding
- ✓ Petroleum Modeling System
- ✓ Know how in Faja Plegada
- ✓ Application of 3D Estructural Modeling (3D Move – Geosec)

UNAO Main Exploratory Highlights FT RDLS – FT LLL

Los
Tabanos
Yac 25de
Mayo-MSE
60 Mbo Prec.
Sin Explorar
Sin Explorar

RDLS EXPLORATORY OBJECTIVES

- ✓ Immature region in a mature basin
- ✓ Exploration in Precuyanos Hemigrabens
- ✓ Altiplanicie del Payún structural
- ✓ Application of 3D integrated seismic cube

AGUADA SAN ROQUE
115 Mboe
LOMA LAS YEGUAS
216 Mboe
ENTRE LOMAS
250 Mboe
SIERRA CHATA
125 Mboe
BANDURRIA
500 Mboe
(recursos sin riesgo)
LOMA LA LATA
1900 Mboe
AGUADA PICHANA
360 Mboe

LLL EXPLORATORY OBJECTIVES

- ✓ Exploration in recently acquired new blocks (Bandurria 500 Mboe – Resources)
- ✓ Rich Gas in Precuyanos hemigrabens
- ✓ Gas in Lotena and Sas. Blancas Formations
- ✓ Application of 3D Integrated seismic cube

Western Argentina Business Unit Exploration & Development Optimization

AREAL:
BORDERS
DEVELOPMENT
EXTENSION
✓FOLLOW UP (NORM)
✓SAMPLES (MODELS)
VERTICAL: NEW FORMATIONS,
LEADS, ETC
SAHARA
ECLIPSE
▪RESERVES
▪PRODUCTION
WATERFLOODING
OPTIMIZATION
NEW
TECHNOLOGIES
"IN FILL" WELLS, PATTERN AND
INJECTION (FLOODING) CHANGES
EOR / IOR
METHODS
TOOLS: C°O°
MEASUREMENT: TRACERS

Western Argentina Business Unit Field Development Optimization – Development Extension

Western Argentina Business Unit Field Development Optimization – Waterflooding Optimization

EU Rincón de los Sauces

- Aplication of Standard Project Monitoring (WF Norm)
- Field Modeling: petrophysical properties geocelular models, numeric simulation: CHSN, D.Bayo, S.Picada
- In Fill Well Projects: CHSN, D. Bayo, S. Picada, P. Barda, P. Molina

EU Loma la Lata

- Aplication of Standard Project Monitoring (WF Norm)
- Field Modeling: petrophysical properties geocelular models, numeric simulation: Aguada Toledo
- In Fill Well Projects: A. Toledo, C. Bandera

DEVELOPMENT EXTENSION
•RESERVES
•PRODUCTION
WATERFLOODING OPTIMIZATION
NEW TECHNOLOGIES

EU El Portón

- Aplication of Standard Project Monitoring (WF Norm)
- Field Modeling: petrophysical properties geocelular models, numeric simulation: CHSL
- In Fill Well Projects: CHSL

UE Mendoza

- Aplication of Standard Project Monitoring (WF Norm)
- Field Modeling: petrophysical properties geocelular
- Models, numeric simulation: L.Alta Sur, Barrancas
- In Fill Well Projects: Barrancas, Vizcacheras, Loma Alta Sur, Lunlunta

Western Argentina Business Unit Field Development Optimization – New Technologies

EU Rincón de los Sauces

- IT: Cutting Edge Technology Hardware and Software 3D Visualization, ROXAR, STIX program.
- Radioactive and Chemicarl Tracers: CHSN, D. Bayo
- Gels for scan impovement: CHSN
- Water and Gas Injection EOR Process,

P. Molina (WAG): CHSN

EU Loma la Lata

- IT: Cutting Edge Technology Hardware and Software 3D Visualization, ROXAR, STIX program.
- Seismic Integration with Well Data through probabilistic neuronal networks.

DEVELOPMENT EXTENSION
•RESERVES
•PRODUCTION
WATERFLOODING OPTIMIZATION
NEW TECHNOLOGIES

EU El Portón

- IT: Cutting Edge Technology Hardware and Software 3D Visualization
- Radioactive and Chemicarl Tracers: CHLS

EU Mendoza

- IT: Cutting Edge Technology Hardware and Software
- 3D Visualization, Eclipse, Thermal Simulator.
- Gels for scan impovement: Cruz de Piedra –Lunlunta, Vizcacheras, Barrancas
- Microbian Processes (MEOR): Vizcacheras, La Ventana

Western Argentina Business Unit

Key Indicators 2002 / July 2003

Western Argentina Business Unit Performance Contract – A commitment

					Accumulative

					YTD

Obj N°	Indicator	Objective	Achieved	Exceeded	Acum. Jul./03

1	Net Production Kboepd	502,8	>487,7	502,8	527

2	Investments (MU$S)	399	399	<379	216

3	Sales (MU$S)	2204	>2094	>2424	1659

4	Free Cash Flow (MU$S)	760	>722	>836	665

5	Lifting Cost (U$S/BOE)	1,53	1,53	<1,48	1,50

6	ROA	26,84%	>25,5%	>29,5%	38%

Western Argentina Business Unit Key Indicators 2002 / July 2003

Lifting Cost (U$S/BOE) - UNAO
1,26
1,5
1,6
1,4
1,2
1
0,8
0,6
0,4
0,2
0
2002
Actual

Western Argentina Business Unit Key Indicators 2002 / July 2003

Operative Result (MU$S) - UNAO
916
763
1000
900
800
700
600
500
400
300
200
100
0
2002
Actual

Western Argentina Business Unit Key Indicators 2002 / July 2003

Operative Cash Flow (MU$S) - UNAO
1629
1190
1800
1600
1400
1200
1000
800
600
400
200
0
2002
Actual

Western Argentina Business Unit Key Indicators 2002 / July 2003

Free Cash Flow (MU$S) - UNAO

937
693
1000
900
800
700
600
500
400
300
200
100
0
2002
Actual

ITEM 5

Analysts And Investors Field Trip

Economic Unit El Portón
September 15th - 16th, 2003

Neuquén - Argentina

2003

Western Argentina - Business Unit

REPSOL YPF

Economic Unit El Portón GENERAL INFORMATION

23.05.03	ARGENTINA- UNAO- UEEP	2

Economic Unit El Portón PEOPLE

U. E. El Portón (2)
Production Area El Portón (14)
Development (10)
Plant GLP (10)
Engineering (10)
Engineering of Maintenance (5)
HSE (3)
Managment Support (2)
Human Resources (2)
Warehouse (2)
HEADCOUNT: 60

23.05.03	ARGENTINA- UNAO- UEEP	3

Economic Unit El Portón LOCATION MAP

23.05.03	ARGENTINA- UNAO- UEEP	4

Economic Unit El Portón HEALTH SAFETY & ENVIRONMENT AND QUALITY

OBJECTIVES

•	MAINTAIN ISO 14001 CERTIFICATION.

•	REDUCE BY 50% FREQUENCY & SEVERITY INDICATORS BY YEAR 2007.

•	ZERO FATALITIES.

•	INTEGRATE ACTUAL ENVIRONMENTAL MANAGEMENT SYSTEM (ISO 14001) WITH SAFETY MANAGEMENT SYSTEM.

•	INCORPORATE A NEW TOTAL QUALITY SYSTEM (BASED ON FUNDIBQ).

23.05.03	ARGENTINA- UNAO- UEEP	5

Economic Unit El Portón HSE KPI´S

Obj. Frequency 2002= 7
Obj. Gravity 2002= 0,07
Objective 2003=
Real 2001 - 20%
LTIF (Accidents x 1.000.000 worked ours)
Gravity (Lost Time Days x 1.000 Worked Ours)
0
1
2
3
4
5
6
7
0,000
0,010
0,020
0,030
0,040
0,050
0,060
0,070
0,080
0,090
5,93
0,09
5,00
0,07
2002
2003 Obj. (*)

23.05.03	ARGENTINA- UNAO- UEEP	6

EU El Portón TOTAL PRODUCTION 2003

EU El Portón TOTAL CAPITAL EXPENDITURES + WELLS 2003

Economic Unit El Portón LOCATION AND FACILITIES MAP

23.05.03	ARGENTINA- UNAO- UEEP	9

Economic Unit El Portón SURFACE FACILITIES

N
MENDOZA Province
WATER PLANT ChLSN
Tank battery Plant I ChLS
GAS REINJECTOR ChLS I
OIL TREATMENT PLANT
North ChLS
3300 m3/día C/N
FUTURE OTP ChLS
6000 m3/día C/N
Wells Neuquen & Mendoza
OIL TREATMENT PLANT
South ChLS
River Colorado
G.L.P. EPn.
OTP EPn
Tank battery Plant EPn
GAS REINJECTIION EPn
2500 m3/día C/N
To PH
Internal Oil Pipeline
45 Km. of 6'', 8'' and 10''
OIL TREATMENT
PLANT 1 and 2
2000 m3/día C/N
NEUQUEN Province
Oil Delivery Pipeline
FM / PH 12'' 60 Km.

23.05.03	ARGENTINA- UNAO- UEEP	10

Economic Unit El Portón - OIL PROCESS SYSTEM Tank battery Plant ChLS, ChLSN, ChLSS

ChLS WELLS
6,500 m3
Tk's.
Operational consumption
Gasoline
Epn WELLS
1,500 m3
Tk OTP EPn.
Delivery Unit FM
FM Plant
Bat. FM 1, FM 2
Tk's.
FM WELLS
300 m3
Admission FM
Tk 10,000
LACT delivery PH
Paso Barda
FM Gasoline
Oil Pipeline

23.05.03	ARGENTINA- UNAO- UEEP	11

Economic Unit El Portón GAS PROCESS SYSTEM I

Compressors ChLS
V
•Venting
V
•Venting
Bat. ChLS
Middle
2,000,000 M³/DIA
2
Low
Bat. ChLSN
1
Buta Ranquil
Bat. ChLSS
Consumption
Inj.
LPG Plant
1.500.000 m3/day
Inj.
Compressors EPn
Middle
Consumption
Chevron
Low
Bat. EPn
1
Inj.
•Venting
V

23.05.03	ARGENTINA- UNAO- UEEP	12

Economic Unit El Portón GAS PROCESS SYSTEM II

23.05.03	ARGENTINA- UNAO- UEEP	13

Economic Unit El Portón LPG PROJECT FACILITIES

Gathering
Compression
Treatment
Outlet
CHLS - Low Pressure
294 kPa
Primary Separation Unit
CHLS - Medium Pressure
3432 kPa
Primary Separation Unit
EPn - Medium Pressure
3432 kPa
Primary Separation Unit
7350 kPa
K-100
12300 HP
1.5 MMm³/d
7350 kPa
K-150
1300 HP
0.5 MMm³/d
7350 kPa
K-500
3300 HP
1.5 MMm³/d
Sour Gas
7840 kPa
K-2001
1000 HP
0.04 MMm ³/d
Sweet Gas
Dry Gas
Amine Unit
Dehydration Unit
LPG Unit
2451 kPa
K-300 / 350
11000 HP
3.2 MMm ³/d
7840 kPa
7840 kPa
K-400
3000 HP
1.2 MMm³/d
To Epn Reinjection
19600 kPa
K-200
3300 HP
2 MMm³/d
To CHLS Reinjection
19600 kPa
Storage and Truck Loading Facilities
GLP LAM
LPG
380 Tn/d
Gasoline
To PTC
164 m³/d
(Crude Oil Treating Plant) El Portón

EU

23.05.03	ARGENTINA- UNAO- UEEP	14

Economic Unit El Portón 2003 INVESTMENT BREAKDOWN

ACTIVITY	CAPEX MU$S

DRILLING DEVELOPMENT	27.4

WATERFLOODING DEVELOPMENT	30.6

WORKOVERS	2.6

LGP PROJECT	9.4

OTHERS	4.0

TOTAL (MU$S)	74.0

23.05.03	ARGENTINA- UNAO- UEEP	15

Economic Unit El Portón LPG PLANT – INVESTMENT BREAKDOWN

Plant	MU$S	32.4
Gas Pipeline	MU$S	7.0
Subtotal construction contract	MU$S	39.4
Injection and production wells	MU$S	3.8
Production facilities	MU$S	9.0
Total investment	MU$S	52.2

23.05.03	ARGENTINA- UNAO- UEEP	16

Economic Unit El Portón WHAT DO WE WANT IN THE FUTURE ?

MAXIMIZE OIL PRODUCTION AND MONETIZE GAS RESERVES EVOLVING INTO AN INTEGRATED ENERGY UNIT

23.05.03	ARGENTINA- UNAO- UEEP	17

Economic Unit El Portón HOW DO WE DO IT?

•	Generating an integrated field development which incorporates optimized infill, optimized waterflooding, production from high gor areas and liquid recovery from rich associated gas.

•	CONNECTION TO PACIFIC GAS PIPELINE (1ST STAGE GTN).
	•	To sell gas during winter time to Argentine and Chile markets, as of 2004.
	•	To sell ethane to Mega during these periods

•	CONNECTION TO GTN GAS PIPELINE (2nd STAGE DRYED GAS CYCLE).
	•	To obtain GLP.
	•	To sell LNG to MEGA.
	•	To sell Methane to Argentine and Chilean markets.

•	PURCHASE OF 50% of Filo Morado.
	•	To grow in LPG, Gasoline and self-generation of electricity

23.05.03	ARGENTINA- UNAO- UEEP	18

Economic Unit El Portón EVOLUTION

Geography
Chile /Rest of Arg.
Neuquen
Product
Customers
Oil & GLP
Ethane
Electricity
Gas
Oil & GLP
GLP & Refinery
Chile
MEGA
Arg. Market
Internal Repsol
Reservoir Management
Technology

23.05.03	ARGENTINA- UNAO- UEEP	19

Economic Unit El Portón THE BUSINESS PROCESS

23.05.03	ARGENTINA- UNAO- UEEP	20

Economic Unit El Portón TRANSNEUQUINO PROJECT INTEGRATED VIEW

2004-2006
WINTER
REST OF THE YEAR
CHILE
GP
0,5 M m3/d
5,4 M m3/d
EPn
2° STAGE
5,4 Mm3/d
5,4 Mm3/d
1° STAGE
0,5 M m3/d
0,5 M m3/d
5,9 M m3/d
MI 4.1
MEGA
LLL
RTP
0,8
1,3 Mm3/d

23.05.03	ARGENTINA- UNAO- UEEP	21

Economic Unit El Portón People, partners and planning are the key ! 3P Key

Key Sucess Factors	Assets	Capabilities	Systems

Optimum FDP	* Mutidisciplinary team creation * Software & Hardware Investment	* FDP Leader * Reservoir & process simulat. * Include all disciplines	* Integrated software * Open comunication system * External QC audit integrating HQ

Team Work attitude	Open-nice work environment Integrated comunication system investment Team work trainning investment	Leaders with previous experience in teamwork Open ideas attitude	* Comunication rules * Weekly Follow up meetings * Summary period status * Teamwork incentives * External milestone meetings integrating HQ

On time delivery	Build a Project Group out of operation TQM system implementation investment Benchmarking similar process investment Customer oriented training	Project Planner Project contracts follow up Perform vendor Aliances with KPI Appropriate Planning Leadership	Follow up systems Non on time delivery implications general knowledge On time delivery incentive system Quality control systems

People skills	HIGHLY QUALIFIED AND MOTIVATED PEOPLE YOUNG PEOPLE ABLE TO GROW EXPERIENCE PEOPLE ABLE TO PUSH	Team work oriented Technical skills Results oriented LEADERSHIP Capacity to keep the outstandings	RRHH integrated in BU Training & Development programs People performance close follow up Incentive salary and opportunities Postmortem of people added value

Outsourcing criteria & Contractors reliability	Contractor selection Outsourcing activities selection	Alliance attitude Gainsharing strategies	Preclassification system for contractors KPI of the activities

23.05.03	ARGENTINA- UNAO- UEEP	22

Economic Unit El Portón The WAY WE WORK: The ASSET TEAM is the key!,

DIRECTOR ECONOMIC UNIT
OtherBU´s
HQ
DEVELOPMENT
ENGINEERING & CONSTRUCTION
O&M
Exploration & Dev Support & New Business
Asset Team 1
Asset Team 2
Asset Team N
Contract s & Purchasing
HHRR
IT
SSA
Drilling
Planning & Cost control
External Relations

23.05.03	ARGENTINA- UNAO- UEEP	23

Economic Unit El Portón - Long term contracting Based on common planning, continual improvement, TCO, KPI’s and trust!

OPEN BOOK.
Define cost per activity based on the plan

Construct TCO models

Continual improvement based on TCO reduction

Benchmarking

SELECT STRONG CONTRACTORS FOR KEY ACTIVITIES

SELECT SMALL CONTRATORS AND MAKE THEM GROW FOR NON KEY ACTIVITIES

DEAL WITH UNIONS TOGETHER

Define KPI for each activity and follow them up. Bonus performance

Gainshare the benefits of common proper operation based on open book and KPI

Rate contractors according to performance in order to give extra volume to the best performers. HSE indicators are critical.

Implement commissioning team to gether with third party leadership

THE KEY CONTRACTOR IS A PARTNER

23.05.03	ARGENTINA- UNAO- UEEP	24

Economic Unit El Portón PRINCIPAL CONTRACTORS

REPSOLYPF
EU EP
O&M GLP PLANT
AESA
GAS COMPRESSION
HANOVER
O&M PRODUCTION FACILITIES
SKANSKA

OUTSOURCE O&M FOCUSING ON LONG TERM PARTNERSHIPS WITH BEST-IN-CLASS CONTRACTORS.

23.05.03	ARGENTINA- UNAO- UEEP	25

EU El Portón

Key Indicators 2002 / July 2003

23.05.03	ARGENTINA- UNAO- UEEP	26

EU El Portón Key Indicators 2002 / July 2003

Lifting Cost (U$S/BOE) - EP
1,2
1
0,8
0,6
0,4
0,2
0
0,73
1,15
2002
Actual

23.05.03	ARGENTINA- UNAO- UEEP	27

EU El Portón Key Indicators 2002 / July 2003

Operative Result (MU$S) - EP

269
198
300
250
200
150
100
50
0
2002
Actual

23.05.03	ARGENTINA- UNAO- UEEP	28

EU El Portón Key Indicators 2002 / July 2003

Operative Cash Flow (MU$S) - EP

377
243
400
350
300
250
200
150
100
50
0
2002
Actual

23.05.03	ARGENTINA- UNAO- UEEP	29

EU El Portón Key Indicators 2002 / July 2003

Free Cash Flow (MU$S) - EP
179
135
180
160
140
120
100
80
60
40
20
0
2002
Actual

23.05.03	ARGENTINA- UNAO- UEEP	30

ITEM 6

Analysts And Investors Field Trip

Economic Unit Mendoza
September 15th - 16th, 2003

Neuquén - Argentina

2003

Western Argentina - Business Unit

REPSOL YPF

EU Mendoza Geographical Location

CUYANA
BASIN
MENDOZA
NEUQUINA
BASIN

Barrancas
Río Tunuyán
Vizcacheras
La Ventana
Loma de la Mina
Cerro Mollar Norte
Malargüe Sur
La Brea
Llancanelo
Valle del Rio Grande
El Manzano
Cerro Fortunoso

Geographical Location

BARRANCAS
UGARTECHE
TUPUNGATO
PIEDRAS COLORADAS
LA VENTANA
CAÑADA DURA
VIZCACHERAS
La Pampa

EU Mendoza Cuyo Basin Fields

EU Mendoza Geographical Location

EU Mendoza Neuquen Basin Fields

EU Mendoza

Organization Chart

E.U. Mendoza (2)
Production Area Malargue (18)
Production Area Mendoza (36)
Development (23)
Engineering (12)
Maintenace Engineering (7)
Legal (1)
HSE (4)
Managment Support (9)
Human Resources (3)
Warehouse (6)
Headcount: 121

EU Mendoza Health & safety achievements

EU Mendoza - ISO 14001

ISO 14001

Certification Date	31/10/2001

Maintenance dates	19/04/2002
18/10/2002
25/04/2003

Safety Management System

Estimated Implantatión date December 2003

Status

Gestion Procedures	98%
Operative Procedures	85%

EU Mendoza Number of Wells & Facilities

	Production wells	Injection wells	Batteries	Avg.Prod. by Batt.	W.I. Plants	Treatm. Plants	Gas Plants

La Ventana/RT	242	75	7	33	1	1	1

Vizcacheras	220	32	7	31	1	1	1

Barrancas/Ugart.	306	101	13	25	3	2	1

Malargüe	294	41	16	19	2	2	1

Mendoza	1,062	340	40	27	7	6	4

EU Mendoza Artificial Lift

	Beam Pumping	ESP	PCP	Natural Flow

La Ventana/RT	58	182	2

Vizcacheras	57	161	2

Barrancas/Ugart.	188	87	25	6

Malargüe	234		57	3

Mendoza	537	430	86	9

EU Mendoza Oil Transport System

Refinería
Luján de Cuyo
Barrancas
La Ventana
Vizcacheras
Malargüe
Cerro Divisadero
Prov. Mendoza
Neuquén
Main Oil PipeLine
Repsol YPF Oil PipeLine

EU Mendoza Oil-Dehydration Plants North Area and Main Oil pipeline

Lujan de Cuyo Refinery
Length=13 km Ø 16"
Agrelo
Length =12 km Ø 16"
Barrancas ODP
Tupungato ODP
Length=20.6 Km Ø 12"
Length =18.5 Km Ø 6"
Ugarteche ODP
RIO TUNUYAN
Length = 6 Km Ø 14"
Length 12.5 km Ø 8"
Length=29 km Ø 10"
Length= 7.5 km Ø 8"
La Ventana ODP
Vizcachera ODP
LA VENTANA
VIZCACHERAS
N

EU Mendoza Gathering Gross Production System

La Ventana
6”
8”
ex BAT 1-GBB
BAT 4-VM
8”
ex BAT 5-VM
BAT 4-PB
8”
10”
Water Treatment Plant
6”
Oil Dehydration Plant
8”
BAT 1-VM
6”
BAT 2-VM
BAT 3-PB
Gross Production
Treated oil
Separated Water

2VM Oil Dehydration

Test Battery –Flow Sheet

EU Mendoza Gathering Gas System North Area

Luján de Cuyo Refinery
BARRANCAS COMPRESSION PLANT
Gas pipeline
Diameter= Ø 10"   Length = 18 Km
BN-2
B-104
AREA BARRANCAS
RIO TUNUYAN
Gas pipeline
Diameter= Ø 10"   Length = 44 Km
LA VENTANA COMPRESSION PLANT
Gas pipeline
Diameter= Ø 6"   Length = 26 Km
VIZCACHERAS COMPRESSION PLANT
VIZCACHERAS

EU Mendoza Gathering Gas System South Area

EU Mendoza 2003 Production Figures

	Oil	Gas	NGL
	Bopd	Km3/d	Bopd

La Ventana/RT	10,303	37.3	161
Vizcacheras	17,209	51.9	184
Barrancas/Ugart.	12,919	40.6	174
Malargüe	13,865	151.2	208
Mendoza	54,296	280.0	727

* Gross Volumes

EU Mendoza 2003 Production Profile

EU Mendoza Main Projects

Underground Natural Gas Storage
Lunlunta Carrizal
( LCAS )

Barrancas field– Mendoza

EU Mendoza Underground Natural Gas Storage

CUIABA
SANTA CRUZ
PARANA
TOCOPILLA
CORNEJO
TALTAL
RIO DE JANEIRO
SAN PABLO
TUCUMAN
LUNLUNTA
CARRIZAL
PORTO ALEGRE
BEAZLEY
SANTIAGO
LA MORA
MONTEVIDEO
BUENOS AIRES
CONCEPCIO
N
BAHIA BLANCA
LOMA LA LATA
DIADEMA
COMODORO
RIVADAVIA
GENERAL SAN MARTIN GAS LINE
METHANEX
SAN SEBASTIAN

EU Mendoza - Underground Natural Gas Storage Main Objectives

•	Develop an Underground Natural Gas Storage in the Mendoza Province
	•	Pilot Project will begin in the Lunlunta Carrizal field.
	•	Take advantage of the remaining capacity in the Central Western gas pipeline during the southern summer.
	•	Initially supply Central region of Chile, until 1 Mm3/d.
•	Evaluate possible expansion of Lunlunta Carrizal project
	•	explore and develop alternative fields in Cuyana Basin
	•	Achieve an amount of supply between 2 and 5 Mm3/d, that would allow us to export to other markets like Brasil.
•	Increase the production and gas sales of the Neuquina Basin in summer (capture new markets).-

EU Mendoza - Underground Natural Gas Storage Commercial Diagram

EU Mendoza - Underground Natural Gas Storage Connection to the transport/delivery system

EU Mendoza Injectión stage (summer)

Natuarl Gas
(Central Western)
20 bar
750,000 m³/d
K100 A
K100 B
Compressors
Mid pressure
1,775 HP
110 bar
K200
1775 HP
Compressor
High pressure
230 bar
20 bar
100000 m³/d
Compressor
Low pressure
K300
600 HP
Qg > 15,000 m³/d
2 bar
Oil well
Batery 2LC
850,000 m³/d
Gas well
GAS
OIL

EU Mendoza Production stage (winter)

Natuarl Gas
(Central Western)
1,775 HP
K100 A
Compressors
Mid pressure
110 bar
Joule Thompson Valve
20 bar
500,000 m³/d
K100 B
1,775 HP
Separator
50 bar
100,000 m³/d
Compressor
Low pressure
K300
600 HP
50 bar
Separator
Glycol Dehydratation
2 bar
Flash
Tank
Condensate Tank
Liquid Tank
Oil well
Batery 2LC
400,000 m³/d
Gas well
GAS
OIL

EU Mendoza

Key Indicators 2002 / July 2003

EU Mendoza Key Indicators 2002 / July 2003

Lifting Cost (U$S/BOE) - MZA

EU Mendoza Key Indicators 2002 / July 2003

Operative Result (MU$S) - MZA

EU Mendoza Key Indicators 2002 / July 2003

Operative Cash Flow (MU$S) - MZA

196
187
200
180
160
140
120
100
80
60
40
20
0
2002
Actual

EU Mendoza Key Indicators 2002 / July 2003

Free Cash Flow (MU$S) - MZA

ITEM 7

Analysts And Investors Field Trip

Economic Unit Loma La Lata
September 15th - 16th, 2003

Neuquén - Argentina

2003

Western Argentina - Business Unit

REPSOL YPF

EU Loma La Lata Geographical Location

2

EU Loma La Lata Concession Map

Acreage:	4,481.47 km² (Operated) 2,922.20 km² (No Operated)

First Production:	1919

Cumulative Production (Dic/2002)	1,292 Mboe

Wells drilled	1,058

Production wells	508 (Operated) 179 (No Operated)

Proved Reserves Gas (Dic/2002)	152,417 M m³ (Operated) 18,105 M m³ (No Operated)

Proved Reserves	251.24 M bbl (Operated)
Liquid (Dic/2002)	40.80 M bbl (No Operated)

3

EU Loma La Lata

BASIN CENTER MAIN GAS FIELDS

BANDURRIA
LOMA
DEL MOJON
LOMA
CAMPANA
AGUADA
PICHANA
LOMA LA LATA
SIERRAS
BLANCAS
LINDERO
ATRAVESADO
RIO
NEUQUEN
BARROSA - TOLEDO

4

EU Loma La Lata Producing Reservoirs

Trap:	Stratigraphic
Lithology:	Limestone
Age:	Upper Jurasic
Environment:	Marine
Fluid:	Oil
Product. first date.:	02/78
Net Pay:	66/164 ft - Ø: 5.8% - K: 10 md

Trap:	Stratigraphic-Structural
Lithology:	Sand
Age:	Upper Jurasic
Environment:	Continental - Eolic
Fluid:	Gas and Condensate
Product. first date.:	04/77
Net Pay:	164 ft - Ø: 15% - K: > 100md

Trap:	Stratigraphic-Structural
Lithology:	Fine grain sand
Age:	Jurasic (150 millon years)
Environment:	Continental - Fluvial
Fluid:	Dry Gas
Product. first date.:	05/89
Net Pay:	33 ft - Ø: 9% - K: 1 md

5

EU Loma La Lata Organization Chart

EU LOMA LA LATA (2)
Production Area Central (14)
Production Area Loma La Lata (26)
Production Area No Operated (1)
Gas Plants (9)
Facilities Eng. (8)
Maintenance Eng. (8)
HSE (4)
Development (13)
Planning (4)
Human Resources (1)
Warehouse (2)

HEADCOUNT: 92

6

EU Loma La Lata Health & Safety Indicators

Obj. Frequency 2002= 7
Obj. Gravity 2002= 0,07
LTIF (Accidents x 1.000.000 worked ours)
Gravity (Lost Time Days x 1.000 Worked Ours)
0
1
2
3
4
5
6
7
0,000
0,010
0,020
0,030
0,040
0,050
0,060
0,070
4,09
0,06
3,36
0,043
2002
2003 Obj. (*)

7

EU Loma La Lata - ISO 14001 Certifications Safety Management System

ISO 14001

Certification Date Loma La Lata	13/08/1999
Certification Date Zona Central	05/04/2001
Maintenance dates	Every six months

Safety Management System

Previst Implantatión date	December 2003

Advance Status

Gestion Procedures	98%
Operative Procedures	85%

8

EU Loma La Lata Net Oil Production - 2003

9

EU Loma La Lata LNG Production - 2003

10

EU Loma La Lata Gas Production - 2003

11

EU Loma La Lata Gas Supply Share

	2000			2001			2002			2003
		LLL			LLL			LLL			LLL
	Total País			Total País			Total País			Total País
		LLL	Inc. País		LLL	Inc. País		LLL	Inc. País		LLL	Inc. País

ENE	3428	619	18%	3455	732	21%	3801	830	22%	3546	861	24%
FEB	3357	672	20%	3197	762	24%	3386	758	22%	3431	828	24%
MAR	3515	817	23%	3806	917	24%	3782	791	21%	3835	945	25%
ABR	3537	878	25%	3777	894	24%	3664	905	25%	3771	958	25%
MAY	4172	1100	26%	4349	1120	26%	3772	1096	29%	4373	1267	29%
JUN	4148	1190	29%	4141	984	24%	3639	1221	34%	4509	1342	30%
JUL	4292	1172	27%	4404	1307.509	30%	3771	1323.6	35%
AGO	4237	1103	26%	4064	1038.435	26%	3751	1096.9	29%
SEP	3878	891	23%	4010	969.337	24%	3605	980.61	27%
OCT	3492	554	16%	3626	892.983	25%	3684	874.62	24%
NOV	3236	474	15%	3441	876.954	25%	3577	842.65	24%
DIC	3579	586	16%	3646	858.192	24%	3682	907.88	25%

TOTAL	44871	10056	22%	45916	11353	25%	44114	11627	26%	23465	6201	26%

Million cubic meters

12

EU Loma La Lata

Provincia de Neuquén
Aguada San Roque
1039.7 km²
34.11 % Repsol
24.71% Total (Operador)
24.71% Wintershall
16.47% PanAmerican
Saucalito
442.1 km²
100%
Repsol
Bandurria
931.2 km²
37.5% Repsol (Operador)
37.5% Wintershall
25% PanAmerican
Aguada Pichana
131.7 km²
27.28 % Repsol
27.28 % Wintershall
27.28 % Total
18.19 % PanAmerican
Loma Campana
67.5 km²
Lindero Atravesado
511.5 km²
37.5% Repsol
62.5 % PanAmerican (Op.)
Lago Los Barreales
Rincón del Mangrullo
181.7 km²
Cerro Bandera
249.7 km²
Loma La Lata
Sierra Barrosa
1989 km²
Portezuelo Minas
170.17 km²
Octógono
72.3 km²
Piedra Chenque
377.8 km²
100 %
Repsol
Provincia de Río Negro

Key Indicators 2002 / July 2003

13

EU Loma La Lata Key Indicators 2002 / July 2003

Lifting Cost (U$S/BOE) - LLL
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
0,53
0,63
2002
Actual

14

EU Loma La Lata Key Indicators 2002 / July 2003

Operative Result (MU$S) - LLL
120
100
80
60
40
20
0
74
106
2002
Actual

15

EU Loma La Lata Key Indicators 2002 / July 2003

Operative Cash Flow (MU$S) - LLL

355
296
400
350
300
250
200
150
100
50
0
2002
Actual

16

EU Loma La Lata Key Indicators 2002 / July 2003

Free Cash Flow (MU$S) - LLL

227
176
250
200
150
100
50
0
2002
Actual

17

ITEM 8

Analysts And Investors Field Trip

Economic Unit Rincón de los Sauces
September 15th - 16th, 2003

Neuquén - Argentina

2003

Western Argentina - Business Unit

REPSOL YPF

EU Rincón de los Sauces Geographical Location

EU Rincón de los Sauces General Information

EU Rincón de los Sauces

EU Rincón de los Sauces Organization Chart

E.U. Rincón de los Sauces (2)
Production Area Catriel (24)
Production Area Chihuido (21)
Production Area Lomita (26)
Production Area Others (10)
Production Area Non Operated (1)
Development (31)
Engineering (14)
Maintenace Engineering (8)
Production Plants (33)
HSE (4)
Managment Support (8)
Human Resources (2)
Warehouse (3)
Headcount: 187

EU Rincón de los Sauces SAFETY INDICATORS

Obj. Frequency 2002= 7
Obj. Gravity 2002= 0,07
Objective 2003=
Real 2001 - 20%
LTIF (Accidents x 1.000.000 worked ours)
Gravity (Lost Time Days x 1.000 Worked Ours)
0
1
2
3
4
5
6
7
0,000
0,010
0,020
0,030
0,040
0,050
0,060
0,070
3,36
0,08
3,36
0,041
2002
2003 Obj. (*)

EU Rincón de los Sauces ISO 14001 Certifications

ISO 14001

Certification Date	19/10/2001

Maintenance dates	24/05/2002
20/11/2002
22/05/2003

Safety Management System

Estimated Implementation Dat December 2003

Advance Status

Managment Procedures	98%
Operative Procedures	85%

EU Rincón de los Sauces FACILITIES SCHEMATIC

Batteries
(69)
Producers
(1341)
Oil Treatment
Plants (5)
Injectors
(726)
Oil
Water
Gas
Gas Comp.
Plants (10)
Water Injection
Plants (7)
Formation Water
Treatment Plants (4)
River Water
Treatment Plants (2)
River Water Wells
(73)
Power Plants (2)
Gas Injectors (12)
Oil
Water
Gas

EU Rincón de los Sauces PIPELINE TRANSPORTATION

EU Rincón de los Sauces Fields Geographical Location

RINCON DE LOS SAUCES PRODUCTION AREAS
ALTIPLANICIE EL PAYUN
RINCON BLANCO
CAÑADON AMARILLO
PASO BARDAS
PUESTO MOLINA
PUESTO HERNANDEZ
DESFILADERO BAYO
CHIHUIDO LOMITA
CERRO HAMACA
SEÑAL PICADA
SEÑAL CERRO BAYO
PUNTA BARDA
VOLCAN AUCA MAHUIDA
BARRANCA DE LOS LOROS
EL MEDANITO
BAJO DEL PICHE
RIO NEGRO NORTE

RINCON DE LOS SAUCES PRODUCTION AREAS
ALTIPLANICIE EL PAYUN
RINCON BLANCO
CAÑADON AMARILLO
PASO BARDAS
PUESTO MOLINA
PUESTO HERNANDEZ
CHIHUIDO LOMITA
DESFILADERO BAYO
CERRO HAMACA
SEÑAL PICADA
SEÑAL CERRO BAYO
PUNTA BARDA
VOLCAN AUCA MAHUIDA
BARRANCA DE LOS LOROS
EL MEDANITO
BAJO DEL PICHE
RIO NEGRO NORTE

RINCON DE LOS SAUCES PRODUCTION AREAS
ALTIPLANICIE EL PAYUN
RINCON BLANCO
CAÑADON AMARILLO
PASO BARDAS
PUESTO MOLINA
PUESTO HERNANDEZ
CHIUIDO LOMITA
DESFILADERO BAYO
CERRO HAMACA
SEÑAL PICADA
SEÑAL CERRO BAYO
PUNTA BARDA
VOLCAN AUCA MAHUIDA
BARRANCA DE LOS LOROS
EL MEDANITO
BAJO DEL PICHE
RIO NEGRO NORTE

EU Rincón de los Sauces

CHIHUIDO DE LA SIERRA NEGRA
BLOCK

EU Rincón de los Sauces

Batería 26
In fill Injectors
ZONA DE
BORDE
Infill Injectors
Bateria 2
In fill Injectors
LmS RAYOSO
Productors & Injectors wells
ZONA DE BORDE
Oil productors wells
CHSN FILON LA TOSCA
Oil productors wells

EU Rincón de los Sauces Batería 26

BUDGET 2003

Objective: Water injection pattern completion (Troncoso Inf. + Avilé)
Depth.: 1400 mbbp.

EU Rincón de los Sauces

DESFILADERO BAYO
BLOCKS

EU Rincón de los Sauces Desfiladero Bayo Field

3 Injectors
7 Productors
Av
Av
Avt.x-2
Avt.x-1

Objective: Troncoso Inf. + Agrio

Depth: 1400 mbbp.

EU Rincón de los Sauces

ALTIPLANICIE DEL PAYUN
CAÑADON AMARILLO
BLOCKS

EU Rincón de los Sauces Altiplanicie del Payún & Cañadón Amarillo Blocks

9 WELLS

CoN.Sx-1; CoN.e-3; CoN.a-2; CoN-4

Objective: Filón (Vaca Muerta)

Depth: 2400 mbbp.

CAm-1001ho; CLN.x-7 ho

Objective: La Manga

Depth: 2000 mbbp.

RBl-9; RBl.a-3; RBl.a-6

Objective: Mbo. Chorreado + F. Agrio

Depth: 800 mbbp.

EU Rincón de los Sauces

SEÑAL CERRO BAYO
BLOCK

EU Rincón de los Sauces Señal Cerro Bayo Field

REFERENCE
Probable
PD
PUD
9 Wells
Objective: F. Centenario + Mulichinco
Depth: 1850 mbbp.

EU Rincón de los Sauces

VOLCAN AUCA MAHUIDA
BLOCK

EU Rincón de los Sauces Volcán Auca Mahuida Block

EU Rincón de los Sauces TOTAL PRODUCTION 2003

Total Production 2003 (*Mboe/year*)

UE RINCON DE LOS SAUCES

OPERATED AREAS
NOT OPERATED AREAS
10,8
34,8

2,05
43,5
OIL
GAS

EU Rincón de los Sauces TOTAL CAPITAL EXPENDITURES + WELLS 2003

UE RINCON DE LOS SAUCES

DEVELOPMENT + EXPLO WELLS
WATER INJECTION WELLS
65
103

MU$S/ YEAR
31
13
85
Development
Production Facilities
Exploration

EU Rincón de los Sauces

EU Rincón de los Sauces Key Indicators 2002 / July 2003

Lifting Cost (U$S/BOE) - RDLS

3
2,5
2
1,5
1
0,5
0
2,22
2,82
2002
Actual

EU Rincón de los Sauces Key Indicators 2002 / July 2003

Operative Result (MU$S) - RDLS

439
328
450
400
350
300
250
200
150
100
50
0
2002
Actual

EU Rincón de los Sauces Key Indicators 2002 / July 2003

Operative Cash Flow (MU$S) - RDLS
700
464
0
100
200
300
400
500
600
700
2002
Actual

EU Rincón de los Sauces Key Indicators 2002 / July 2003

Free Cash Flow (MU$S) - RDLS

426
275
450
400
350
300
250
200
150
100
50
0
2002
Actual

ITEM 9

Compañía Mega S.A.

Repsol YPF Analyst Meeting- September 2003

1.Introduction

Highlights

•Main Objective: Separation and fractionation of ethane, propane, butane and gasoline from natural gas;

•Assets: Gas processing plant in Loma La Lata Pipeline to carry liquids to Bahía Blanca; Fractionation Plant in Bahía Blanca; Storage and loading facilities;

•Capex: u$s 720 Million

•Start Up: April 2001

3

Operations Chart

4

MEGA Complex

5

MEGA Complex

Fractionation Plant and Loading Facilities – Bahía Blanca

6

Shareholders and Clients

7

Sales and Capitalization

Sales by Products

16%
39%
45%
Ethane
LPG
Gasoline

Sales by Market

39%
61%
export
domestic

Capitalization As of April 2001

30%
70%
Equity
Debt

Capitalization As of June 2003

35%
65%
Equity
Debt

8

Performance

Production by Product:	2001	2002	2003 (E)
Ethane (KTons / month)	45	40	43
LPG (KTons / month)	50	43	50
Natural Gasoline (KTons / month)	17	16	17

9

2.Imputs and Products Markets

Weight on Argentine Natural Gas

Gas in B m3/y	Gas Produced or Processed	Mega Participation:
MEGA	13	100%
Argentina	45	29%
Repsol YPF in Argentina	16	81%

11

Weight on Argentine Production

	Argentina (Previous situation)	Mega	Argentina (Present situation)%
Ethane (K Tons / y)	360	540	900	+ 150%
LPG (KTons / y)	2450	600	3050	+ 25%
Natural Gasoline (KTons / y)	1015	210	1225	+ 21%

12

Nominal Capacity: Market Share

Ethane
TGS
35%
Mega
65%

LPG
Repsol YPF
28%
Total Austral
11%
Shell
4%
Esso
5%
Pasa
3%
Others
8%
Mega
20%
TGS
12%
Refinor
9%

13

Sales Contracts Highlights

Product	Buyer	Type	Volume	Price linked to:
Ethane	PBB	Take or pay	500,000 / 540,000 tons Per year	Mont Belvieu
LPG	Petrobras	Take or pay	600,000 tons per year	Mix between propane and butane Mont Belvieu
Gasoline	Petrobras	Take or pay	210,000 tons per year	Rotterdam

14

3.Financial Information

Financial Highlights

Balance Sheet Million U$S (As of Jun 30, 2003) Assets 763 Liabilities 498 Debt 431 Other Liabilities 67 Net Worth 265

Income Statement Million U$S (As of Jun 30, 2003) Revenues 178 Operating Income 70 Net Income 63

In accordance with SFAS N° 52

16

4. Summary

Summary

•	World class gas processing operation;

•	Strong player in Argentina and Latin America;

•	Shareholders also gas reserves, expertise and demand for liquids;

•	Allows Repsol YPF to monetize its liquids and to add value to its natural gas reserves from the Neuquén Basin

18

Compañía Mega S.A.

Repsol YPF Analyst Meeting - September 2003

REPSOL YPF
SOUTH ARGENTINA
BUSINESS UNIT
E & P LAM

Basin Location Map - UNAS

Assets & Relevant Data

CAM 3
MAGALLANE
CA
POSEIDON
TIERRA DEL FU
CAA 35

Area :	1862 Km^2
Wells on production :	129
Injector wells :	24 (W) + 3 (G)
Oil rate :	8,5 k bls/d
Gas rate :	67 M scf/d
Reserves	
Oil	14,4 M Bbl
Gas	466 BCF

UNAS & Repsol YPF in Argentina (Operated fields)

Source : SSEE, 2002

Comparison with competitors (operated fields)

Fuente: Secretaría de Combusitbles — Año 2001

Beginning of Exploitation GSJ Basin

Net Production UNAS

kBoe
80000
70000
60000
50000
40000
30000
20000
10000
0
57239
11648
169
45422
59177
12733
198
46246
29221
6332
104
22785
REAL-01
REAL-02
Jun-03
Oil
LPG
Gas

1 sm^3 = 35,3147 scf - 1 Boe = 5.615 scf

Total Capex UNAS

k US$
400000
350000
300000
250000
200000
150000
100000
50000
0
371690
352572
21127
220577
214907
5670
121293
118092
3201
Real-01
Real 02
Jun-03
Exploration
Development

Net Proven Reserves UNAS

Economic Unit	Proven Reserves DIC-02 kBoe	Discovery & Extensions kBoe	Improved Recovery & Revision kBoe	Net Production kBoe	Proven Reserves JUN-03 kBoe
EU Las Heras	213023	1831	-2029	-14654	198170
EU C.Seco-Chubut	171467	5436	930	-10716	167116
EU Austral	97577			-3851	93726
TOTAL (kBoe)	482066	7266	-1100	-29221	459012

Ratios UNAS

(US$/Boe)	REAL-01	REAL-02	Jun-03
LIFTING COST	3,8	2,4	3,1
FINDING COST	0,5	0,3	0,4

Our Goals............

To increase the value of our assets.....

To have the most efficient operation......

To maintain a sustainable development program...

To be a HSE Leader......

To be the most competitive operator....

............Maximize shareholder value......

UNAS Strategy

Value Creation

UNAS Strategy

Value Creation

Operational Excellence (Operated)

600
500
400
300
200
100
0
-100
CF (M u$s)
35
30
25
20
15
10
5
0
WTI (u$s)
1997
1998
1999
2000
2001
2002
Jun-03
CASH FLOW
WTI

Operational Excellence

•		Lifting Cost Control
	•	Design of integral field service contracts.
	•	Integral operation of dehydration and water injection plants.

•		New technology in operation
	•	Remote supervision
	•	Electric tracing of tubing in heavy oil production wells.
	•	Bors Lift system for stripper wells.
	•	Rig less completion
	•	Servicing with Flushby

•	Reduction of down time
•	Swabbing of closed-in wells

Operational Excellence

Lifting Cost vs Total Fluid
5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
LC (u$s/BOE)
70%
60%
50%
40%
30%
20%
10%
0%
% Increase Total Fluid
- 22 %
1997
1998
1999
2000
2001
2002
2003
LIFTING
INCREASE TOTAL FLUID

Operational Excellence

Electric Energy Comsuption & Generation
MW hour
80000
70000
60000
50000
40000
30000
20000
10000
0
1997
1998
1999
2000
2001
2002
2003
MW h Consumption
MW h Generation

Operational Excellence

WATER INJECTION
INJECTOR WELLS
(K Bbl/day)
900
800
700
600
500
400
300
200
100
0
1400
1200
1000
800
600
400
200
0
N° wells
Waterflooding Evolution
1996
1997
1998
1999
2000
2001
2002
2003

Operational Excellence

Headcount Evolution vs active wells
30
25
20
15
10
5
0
wells/employee
6000
5000
4000
3000
2000
1000
0
N° wells
1997
1998
1999
2000
2001
2002
2003
active wells/employee
N° wells on production

UNAS Strategy

Value Creation

Operational Excellence
Development Improvement
HSE

Development Improvement

•	Increase acreage ownership Rio Mayo Barranca Yankowski

•	Farm out in neighbouring fields Lease Bella Vista Oeste (Rio Alto) Lease Meseta Sirven (Pionner)

•	New Fields Near Offshore Urban development

•	New Plays Lakes Posadas and Buenos Aires - Cretaceous area Project Lias – Northern Patagonia

Development Improvement

•	New Basins
	•	Somuncurá–Cañadón Asfalto - Ñirihuau

•	Recovery factor improvement
	•	Microgel aided water injection Pilot
	•	Dissolved gas production control
	•	Early water injection
	•	In-fill drilling pilot program

•	Resources Mobilization
	•	Steam injection pilot project (Huff & Puff)
	•	Radial drilling pilot project

Development Improvement

•	3D Seismic application for development
	•	Use of AVO techniques, prestack and postack
	•	Synthetic sonic profiles generation, spectral analysis
	•	Voxel Geo and Geoviz 3D visualization
	•	Geostatistical inversion of acoustic impedance.

Non operated Fields

•	Increase of Exploration
		•	CAM 1
		•	Southern TDF

•	Exploration in new fields
		•	CA 35 (Géminis Project)
		•	CAA 40 y 46 (Malvinas Basin)
		•	CAM 1 y 3

Development Improvement (Drilling)

Drilled wells 1908-2003
16500
N°
600
500
400
300
200
100
277
185
230
508
457
419
1998
1999
2000
2001
2002
2003

Development Improvement (example)

Development Strategy for GSJ Basin (Las Heras)

•	MAJOR CONTRIBUTION OF “NEW” WELLS.

•	POSSIBILITY OF RAPID “MONETIZATION” OF RESERVES, UNDER FAVOURABLE WTI.

•	PRODUCTION CURVE SUSTAINED BY EARLY IMPLEMENTATION OF WATERFLOODING PROJECTS.

•	PROFITABLE DEVELOPMENT OF MARGINAL & MATURE FIELDS.

Development Improvement

“Drill 600” Project in mature fields (Las Heras)

Joint project management approach

• Reservoir Management • Well Location • Geological analysis • Reservoir Engineering • Operation
   • Construction of well location & access
   •  Enginering, logistics & drilling
   • Well logging, cementing and casing
   • Well completion
   •  Well hydraulic stimulation
   •  Production Equipment
• Hook up to station

MEASUREMENT OBJETIVES AND RESULTS

Development Improvement

Joint project management approach

- FOCUS IN DEVELOPMENT MANAGEMENT - EFFICIENT USE OF RESOURCES IN CORE BUSINESS

- SINGLE LEARNING CURVE - LOGISTIC OPTIMIZATION - TECHNOLOGY ORIENTED FOCUS

Development Improvement

Less average operation days

Lower expenditure

Early production

Development Improvement

LAYERS
12
10
8
6
4
2
0
11,8
8,1
- 31 %
OTHERS
DRILL
PERFORATED LAYERS

Less perforated layers

Lower expenditure

Similar Productivity

LAYERS
5
4
4
3
3
2
2
1
1
0
4,0
4,2
+ 4 %
DRILL
OTHERS
OIL LAYERS

UNAS Strategy

Value Creation

HSE (iso 14001)

ENVIRONMENTAL MANAGEMENT SYSTEM

CERTIFY (ISO 14001:1996)

FOR EXPLORATION, EXPLOITATION & TRANSPORT OF OIL AND GAS, GENERATION AND DISTRIBUTION OF ENERGY IN ITS HEAD OFFICE AND THE BUSINESS UNITS

BVQi

Certificate of Approval

Awarded to

REPSOL YPF DIRECCION REGIONAL ARGENTINA SUR

AV. DEL LIBERTADOR 520, COMODORO RIVADAVIA, PCIA. DE CHUBUT
ARGENTINA

Bureau Veritas Quality International certify that the Management System of the above operator has been assessed and found to be in accordance with the requirements of the environmental standards and operational scope detailed below

ENVIRONMENTAL STANDARDS

ISO 14001:1996

OPERATIONAL SCOPE

EXPLORACION, EXPLOTACION Y TRANSPORTE DE PETROLEO Y GAS, GENERACION Y DISTRIBUCION DE ENERGIA EN LA DIRECCION Y LAS UNIDADES ECONOMICAS DE CHUBUT - CAÑADON SECO, LAS HERAS Y TRANSPORTE Y ENERGIA.

EXPLORATION, EXPLOITATION AND TRANSPORT OF OIL AND GAS, GENERATION AND DISTRIBUTION OF ENERGY IN ITS HEAD OFFICE AND THE BUSINESS UNITS OF CHUBUT - CAÑADON SECO, LAS HERAS AND TRANSPORTE Y ENERGIA.

Original approval date: 29 de Marzo de 2001

Subject to the continued satisfactory implementation of the operator's Management System, this Certificate is valid for a period of three years from:

29 de Marzo de 2001

Date: 04 de Abril de 2001

Managing Office:
Bureau Veritas Quality International
Av. Alem 1134, Piso 8°
Capital Federal, Argentina

For BVQI B.V.
Westblaak 7
3012 KC Rotterdam
NETHERLANDS

Certificate No: 80195

HSE (Indices)

Frecuency (LTA + FA * E06/worked hours)
Gravity (days lost* E03/ worked hours)
10
9
8
7
6
5
4
3
2
1
0
0,4
0,35
0,3
0,25
0,2
0,15
0,1
0,05
0
2000
2001
2002
2003
Frecuency
Gravity

UNAS : Organization Chart

The current business organization of the UNAS for its E&P operations is:

Human Resources

200
180
160
140
120
100
80
60
40
20
0
OTHERS
ACCOUNTANTS
PRODUCTION SUPERVISORS
GEOPHYSICISTS 3 %
GEOLOGISTS 9 %
ENGINEERS 27 %
MANAGERS
EMPLOYEES = 427
UE LAS HERAS
UE CHUBUT - CAÑADON SECO
UE AUSTRAL
EXPLORACION Y DESARROLLO
TRANSPORTE Y ENERGIA
STAFF

INFORMATION TECHNOLOGY: 5
PURCHASING : 15
GENERAL ACCOUNTING: 5
CONTRACT WORKERS: 4877

ITEM 11

REFINING & MARKETING
LATIN AMERICA

September 2003

DISCLAIMER

This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Repsol YPF SA and its subsidiaries. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental, regulatory considerations and general economic and business conditions.

Repsol YPF does not assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company's financial results is provided in documents filed by the company and its affiliates with the CNMV, CNV and the US SEC.

MACROECONOMIC
DATA

Macroeconomic Data

INDICATOR	CHILE	ECUADOR	PERU	BRAZIL	ARGENTINA	SPAIN
GDP (BILLION US$)	64,2	24	57	452	102	650
Area (th. Square km.)	757	284	1.300	8.500	2.800	506
Population (Mill people)	15,6	13,1	26,7	174,5	37,9	41,2
GNI per capita (US$)	4260	1.450	2.050	2.850	4.060	14.430
GDP Increase (02 vs 01%)	2,1	3,0	5,2	1,5	-10,9	1,8

Source: The WBG – year 2002

LATIN AMERICA

•	Refining

•	Logistics

•	Marketing

•	Operation Development

REFINING
LATIN AMERICA

Latin America Refineries

La Pampilla
Capacity 102,000 bbl/d
5.9 M m3/year
Share: (47.3%)
Refinor
Capacity : 28,500 bbl/d
1.6 M m3/year
Share: (50%)
Luján de Cuyo
Capacity : 105,500 bbl/d
6.1 M m3/year
Plaza Huincul
Capacity : 25,000 bbl/d
1.5 M m3/year
Manguinhos
Capacity : 14,000 bbl/d
0.8 M m3/year
Share: (30,7%)
REFAP (*)
Capacity : 180,000 bbl/d
10.4 M m3/year
(*) Post expansion
Share: (30%)
La Plata
Capacity : 189,000 bbl/d
11.0 M m3/year

Argentina – Refining Capacity

Refinery	Million-m3/year %

La Plata	11.0	30.7
Luján	6.1	17.0
Plaza Huincul	1.5	4.2
Subtotal Repsol YPF	18.6	51.9
Petrobras (B.B.)	1.8	5.0
ESSO	5.1	14.2
Shell	6.2	17.3
Refinor	1.5	4.2
Petrobras (S.L.)	2.2	6.1
Sol Petróleo	0.2	0.6
DAPSA	0.2	0.6
Total Argentina	35.8	100.0

Peru - Refining Capacity

Refinery	Million-m3/year %

La Pampilla	5.9	54.6

Subtotal Repsol YPF	5.9	54.6

Talara	3.6	33.3
Iquitos	0.6	5.6
Pucallpa	0.2	1.9
Conchán	0.4	3.7
El Milagro	0.1	0.9
Total Peru	10.8	100.0

Brazil – Refining Capacity

Refinery	Million m3/year %

REPLAN	20.4	18.1
RLAM	17.8	15.8
REDUC	14.0	12.5
REVAP	13.1	11.7
REFAP (1)	10.4	9.3
REPAR	10.9	9.7
REGAP	8.8	7.8
RECAP	3.1	2.7
REMAN	2.7	2.4
MANGUINHOS (2)	0.8	0.6
IPIRANGA	0.7	0.7
RPBC	9.9	8.8
Total Brazil	112.6	100.0

(1) Repsol YPF 30 % after assets exchange with Petrobras - (2) Repsol YPF 30,7%

Argentina - Repsol YPF Refining Product Distribution First half 2003

Million – T
3.500
3.000
2.500
2.000
1.500
1.000
500
0
61,1 %
38,9 %
16,2 %
83,8 %
71,5 %
28,5 %
Gasolines
Intermediates
Fuel Oil
Domestic Market
Exports

Argentina - Repsol YPF Refining Benchmarking 2002

CASH MARGIN
(US$/Bbl of input)
US$/Bbl
4
3
2
1
0
2.73
1.52
2.66
3.71
USA
AMERICA LATINA
REF. LA PLATA
REF. LUJÁN DE CUYO

PERSONNEL COST INDEX
(US$/EDC)
US$/EDC
40
30
20
10
0
32.30
37.90
13.40
13.50
USA
AMERICA LATINA
REF. LA PLATA
REF. LUJÁN DE CUYO

MAINTENANCE INDEX
(US$/EDC)
US$/EDC
30
20
10
0
22.20
25.90
14.70
13.40
USA
AMERICA LATINA
REF. LA PLATA
REF. LUJÁN DE CUYO

TOTAL CASH OPERATING EXPENSES
(US$ Cent/UEDC)
US$ Cents/UEDC
50
40
30
20
10
0
34.90
38.30
20.50
19.00
USA
AMERICA LATINA
REF. LA PLATA
REF. LUJÁN DE CUYO

Argentina - Repsol YPF Refining Basic Guidelines

•	Good positioning with access to pipelines in order to receive raw materials and dispatch products

•	Qualified Human Resources with access to updated technology

•	Maintenance of operations performed within a framework of International Standards (ISO)

•	Keeping high capacity of conversion to add crude value (2002 Solomon Complexity 10)

•	Incorporation of technological advances to diminish processing costs and overquality (energetic integration, advanced control)

•	Scope for supply products to Mercosur : Chile, Brasil, Uruguay Paraguay and Bolivia

Peru - Repsol YPF Refining Basic Guidelines

•	Pampilla is located where the 50 % of the demand is concentrated

•	Maintenance of the best technology in the country

•	Reinforcement of synergies with Repsol YPF Group

•	Business plan oriented towards increasing convertion to Diesel

•	Business opportunities in “Solvents and Bunkers”

•	Quality levels complying with ISO 9000 / 14001 and market demand

Argentina Objectives & Performance Plans

•	Best Practice Operation
Advance Control Implementation (75%)
Toppings, FCC´S and Coker´s Yields Optimization
Longer period between shutdowns
Shorter Shutdowns
Debbotlenecking and Optimization projects (athmosferic bottoms to the RLP FCC, debbotlenecking in RLC Hydrocracker, etc)
Introduction of heavier and cheaper crude oils
Increment of product values (alkylation, GLP Hydrotreating, Specialties products, etc.

•	Productive Structure Optimization
Put out of service inefficient plants
Increase equivalent capacity in efficient plants: Triple to double train

Argentina: Objectives & Performance Plans

•	Reduction and control of variable and fixed costs

Consumption

Savings up to 11.9% since 1999 to 2002 due to energy consumptions and losses plan implemented.

Maintenance

Use of managing tools

Improvements in cost and availability due to a consolidated maintenance plan

•	Safety Improvements in industrial facilities

Implementation of an Integrated Safety plan which involves: safety facilities, training, safety procedures, auditories, process control, etc.

LOGISTICS
LATIN AMERICA

LOGISTICS FACILITIES IN ARGENTINA

• Assets	US$ 408 Million

• 2 Oil Pipelines	1.162 km

• 2 Pipelines	1.801 km

• 2 Propane Pipelines	125 km

• 1 Jet Pipeline	12 km

• Terminals	17 plants

(974 th m3 op.cap.)

• Jet Plants	54

REPSOL YPF PARTICIPATION IN OTHER LOGISTIC STRUCTURES
37 % share in OLDELVAL pipeline
(Neuquén– Puerto Rosales). 513 km

18 % share in TRANSANDEAN pipeline
(Neuquén – Concepción). 430 km

33,15 % share TERMAP

Caleta Córdova port (264.000 cu. m.)

Caleta Olivia port (246.000 cu. m.)

30 % share OILTANKING EBYTEM
Rosales port (480.000 cu. m.)

Peru - Logistics

• Pampilla,

company-owned terminal

• Service agreements
entered into with owners of
coast terminals, in the rest
of the country

Chile - Logistics

•	Agreement with Emalco (ENAP group) in
Maipú and Linares

•	Long term contract with Oxiquim for the
reception and dispactch of products from
RepsolYPF Refineries in Argentina

	I)	Coronel (3Q 2004)

	II)	Quinteros (enlargement in 2005)

•	Direct supply from Lujan de Cuyo and Plaza
Huincul, by trucks, for their influence areas

Brazil - Logistics

• Guarulhos

company-owned terminal

• Paulinia

minority shareholding

• Service agreements entered into with owners of terminals, in the rest of the country (Petrobras and others)

MARKETING
LATIN AMERICA

Fuel Market

Year 2002

INDICATOR	CHILE	ECUADOR	PERU	BRAZIL	ARGENTINA	SPAIN
Gasoline (Mill m3 / year)	3,1	1,9	1,3	16,9	4,2	11,3
Diesel (Mill m3 / Year)	4,7	2,7	2,9	36,8	10,7	30,5
Gasoline + Diesel	7,8	4,6	4,2	63,8	14,9	41,8
Country SS	1.460	842	2.537	28.462	6.096	8.134
Repsol YPF SS (1)	175	125	127	502	1.904	3.664
Automobiles (Mill)	2,1	0,6	1,2	19,3	4,2	24,3

(1) Own development (June 2003)

Source : Petrofinance ; Own development

Service Stations - Number / Total Country (%)

125 S.S.
(15 %)
127 S.S.
(5 %)
175 S.S.
(12 %)
Brazil
502 S.S.
(2 %)
Total
Latin America
2.833 S.S.
1.904 YPF
(31 %)

Date: June 2003

Market Share Repsol YPF

(*) State of Rio de Janeiro 5%

Argentina - Retail Network

YPF	1.904
Shell	1.012

White pumps	1.571

ESSO	636

Petrobras	747

Others	226

Total	6.096

Date: June 2003

Argentina - Retail Network

Total Network (1.904)

7.7 %
6.8 %
85.5 %
COCO + CODO
A. C. A. (*)
DODO

(*) Argentinean Automovile Club. Long term agreement (until year 2017) signed in March 2003

Average throughputs per site

250
200
150
100
50
0
Cu. m. per month
191
142
Repsol YPF
Country Average

Date: June 2003

Development of Demand

• Development of Fuel market

Argentina – Sales Repsol YPF

Th.Cu.M.
per year
Market
share
(1)
46,9
47,3
45,9
49,7
50,3
10.000
8.000
6.000
4.000
2.000
0
50
45
40
35
30
25
20
15
10
1999
2000
2001
2002
E2003
Year
Total products
Market Share

(1) Accum. June 2003

Argentina - Service Stations

•	Loyalty Cards: YPF Serviclub

Granted Gifts

Yearly development

Millions
2,00
1,50
1,00
0,50
0,00
0,29
0,84
1,47
1,65
2000
2001
2002
E 2003

Thousands
800
600
400
200
0
71%
18%
21%
292
500
591
714
'Dec-2002
'Dec-2001
'Dec-2002
'Aug-2003

Cards in use

Monthly development

Argentina - Service Stations (*)

Average term of payment (days)

(*) Similar rates for Direct Sales

Wholesale Sales – Optimization of the Market

YPF

NOA
NEA
COA
CEA
SUR

DIESEL DISTRIBUTORS (DD.DD.)

YPFD (current) Own Diesel Distributors

YPFD (opened 2003) Own Diesel Distributors

Return rate Aug 01 – June 03
73,99% per year

Peru - Retail Network

Others	1.982

Pecsa	96

Shell	171

Mobil	89

Repsol	127

Texaco	72
Total	2.537

Date: June 2003

Peru - Retail Network

Total Network (127)

34 %
66 %
COCO + CODO
DODO

Average throughputs per site

Cu. m. per month
200
180
160
140
120
100
80
60
40
20
0
182
90
Repsol YPF
Country Average

Date: June 2003

Peru - Sales Repsol YPF

Th.Cu.M.
per year
Market
share
12
9
10
11,4
13,4 (1)
1000
800
600
400
200
0
14
12
10
8
6
4
2
0
1999
2000
2001
2002
E2003
Year
Service Stations
Direct Sales
Market Share

(1) Accum. June 2003

Ecuador - Retail Network

Locals	537
Repsol	125
Shell	65
Texaco	55
Mobil	60
Total	842

Date: June 2003

Ecuador - Retail Network

Total Network (125)

46 %
54 %
COCO + CODO
DODO

Average throughputs per site

303
333
350
300
250
200
150
100
50
0
Cu. m. per month
Repsol YPF
Country Average

Date: June 2003

Ecuador - Sales Repsol YPF

Th.Cu.M.
per year
Market
share
1200
1000
800
600
400
200
0
16
14
12
10
8
6
4
2
0
12
12,2
12,8
13,4
13,83 (1)
1999
2000
2001
2002
E2003
Year
Service Stations
Direct Sales
Market Share

(1) Accum. June 2003

Chile - Retail Network

Copec	621
Shell	378
ESSO	246

Others	40

Date: June 2003

Chile - Retail Network

Total Network (175)

37 %
63 %
COCO + CODO
DODO

Average throughputs per site

300
250
200
150
100
50
0
Cu. m. per month
185
240
Repsol YPF
Country Average

Date: June 2003

Chile - Sales Repsol YPF

Th.Cu.M.
per year
Market
share
1200
1000
800
600
400
200
0
11
9
7
5
3
1
-1
6
6,6
8,1
9,3
10,4 (1)
1999
2000
2001
2002
E2003
Year
Service Stations
Direct Sales
Market Share

(1) Accum. June 2003

Brazil - Retail Network

BR	6.726
Ipiranga	5.502
Others	4.712
Shell	3.480
Texaco	3.190
ESSO	3.190
AGIP	1.160

Date: June 2003

Brasil - Sales Repsol YPF

Th.Cu.M.
per year
1.200
1.000
800
600
400
200
0
65.000 Cu.M.
2000
2001
2002
2003 (E)
Year
Service Stations
Direct Sales
Import (1)

(1) It is supplied by ship or truck, from RepsolYPF Refineries in Argentina

REFINING & MARKETING
LATIN AMERICA

September 2003

ANNEXES

Argentina - Service Stations

•	Red XXI Consolidation Project

“RED XXI is a managment model for SSEE, based on the commercial modality of product consignment and supported with the best technology”

•	Implementation of the Red XXI model in the whole network
•	Branded contracts: average term of expiration 7.5 years
•	Phase II Red XXI : improvement in the commercial
operation. Volume control.
•	Service Stations under Red XXI contract: 79%
•	Sales Volume under Red XXI contract: 93%

Hidrovia - Total Market

Total volume of Diesel: 407.000 m3/month
Total volume of Gasoline: 67.000 m3/month

Mato Grosso:
Total demand of Diesel: 130.000 M3/month
Total demand of Gasoline: 24.000 M3/month
It is supplied by railway and truck, or only truck from Paulinia

Mato Grosso Do Sul:
Total demand of Diesel: 70.000 M3/month
Total demand of Gasoline: 23.000 M3/month
It is supplied by railway and truck, or only truck from Paulinia

Paraguay:
Total demand of Diesel: 90.000 M3/month
Total demand of Gasoline: 20.000 M3/month
Petropar produces only 10 to 15 per cent. The rest is imported by Hidrovia

Safety Management & Environment

Main Actions

•	Adjustment on legislation
Fireproofing
Atmospheric Protection
Seismic

•	Recommendations from Insurance Companies
Motor Valve
Gas Detection
Fixed Systems of Extinction

•	Environment
Cooperation with governmental authorities and University Programme to control atmospheric emissions

Argentina - Main projects in execution /study

• Investments in safety conditions: San Lorenzo Pipeline; Luján de Cuyo and San Lorenzo Terminals; Terminals; Ports and Pumping Stations ( Inv E = 7,1 US$ m)

• Investments in projects: Safety; New Business; Improvements; Information technology and others ( Inv E = 22,8 US$ m)

Logistic outline Supply of Petrobras and RepsolYPF to their Hinterland

Pipeline
Railway
Hidrovia
Movements from RepsolYPF or from Hidrovia
Movements from Petrobrás
Refinery
Terminal
Santa Cruz Petrobras
Puerto Suarez
Corumbá
Cáceres
Cuiabá
Campo Grande
Murtinho
Yacuiba
Concepción
Cuidad del Este
Asunción
Paulinia Petrobras
Curitiba Petrobras
Cascavel
Sao Paulo Petrobras
Rio de Janeiro Petrobras - Manghinhos
Paranagua
Barranqueras YPF
Encarnación
Uruguayana
Montecristo YPF
CDU YPF
Luján de Cuyo YPF
Buenos Aires/Dock Sud YPF
La Plata YPF
BOLÍVIA
Corumbá
MS
Campo Grande
MG
SP
ES
RJ
PR
Cascavel
Barranqueras
Foz do Iguaçu
SC
ARGENTINA
RS
Rio Grande
PR
Araucária
Repar
ARGENTINA
SC
RS
Rio Grande

Marketing Argentina

Market Share

Marketing Argentina Market Share

TOTAL GASOLINE

REPSOL - YPF
50,0
45,0
40,0
42,4
44,1
46,1
Dic '01
Dic '02
Jul '03

Competition
25,0
20,0
15,0
10,0
5,0
%
20,7
20,7
19,9
15,7
15,0
16,0
10,9
10,3
10,3
9,9
9,2
8,8
Dic '01
Dic '02
Jul '03
ESSO
Shell
EG3/
Petrobras
Others

Marketing Argentina Market Share

Argentina Service Station

• YER (Fleet Card)

Diesel Volume sold (m3) Monthly development

July 2003

•	Cards:	95.442
•	Volume (m3):	79.929
•	Service Stations:	958

Argentina - Service Stations

Convenience Stores - New Image

To date 68	To date 5

Proyected by the end of 2003	Proyected by the end of 2003

90	75

Argentina - Service Stations

Acquired diferencial percentage
Total Gasolines (Pesos $ per liter)

-6%
YPF
0,950
0,894
1998
-0,2%
-6%
0,08
1,433
YPF
1,429
YPF
1,349
Real
YPF
Theory
YPF
(Shell
-6%)
2002

Income increase due Pricing effect Year 2002	**Pesos $0,08 X**	**Sold volume**	**Est. US$ 32 M per Year**

Argentina - Service Stations

Acquired diferencial percentage
ULTRADIESEL (Pesos $ per liter)
0,462
-13%
0,404
YPF
1998
0,995
-13%
YPF
0,870
Theory YPF (Shell -13%)
-1%
YPF
0,982
Real YPF
0,111
2002

Income increase due Pricing effect Year 2002 | **Pesos $ 0,111 X Sold volume** | **Est. US$ 88 M per Year**

Argentina - Service Stations

Top of mind

YPF
63%
57%
53%
20%
23%
28%
9%
10%
15%
EG3 /
PetroBras
3%
4%
3%
2002
2001
2000

Source: NAFTA: 1.901 cases

Argentina - Service Stations

Corporative Image

Company	2002	2001	2000
Coca Cola	1°	1°	2°
Arcor	2°	2°	1°
REPSOL YPF	3°	4°	3°
Techint	4°	5°	11°
Unilever	5°	10°	9°
Cervecería Quilmes	6°	6°	14°
American Express	7°	3°	9°
Perez Companc	8°	9°	12°
Daimler Chrysler	9°	11°	9°
Mastellone Hnos.	10°	8°	16°

Source: CEOP for CLARIN – August 2002 – Sample: 348 executive managers

Argentina - Service Stations

Emotional positioning

120
110
100
90
80
70
112
109
116
115
112
109
106
104
86
90
92
92
75
83
86
84
Year 1999
Year 2000
Year 2001
Year 2002
YPF
Shell
Esso
EG3/
Petrobras

Source: CEOP model DBS

Argentina - Service Stations

Rational positioning

120
110
100
90
80
70
121
115
118
116
114
113
99
100
104
107
97
95
93
92
89
73
78
75
84
80
Year 1998
Year 1999
Year 2000
Year 2001
Year 2002
YPF
Shell
Esso
EG3/
Petrobras

Source: CEOP model DBS

ITEM 12

LPG Latin America

LPG Latin America Table of contents

1.	What is “LPG”?
2.	LPG worldwide
3.	Repsol – YPF in the LPG market
4.	Business Units model implemented in Latin America
5.	“VALUE” maximization in the LPG Latin America business
6.	LPG Latin America
• Current situation
• Objectives
• Operating Indicators
• Conclusions

What is Liquefied Petroleum Gas?

By-products of oil distillation and gas separation processes
•	Butane
•	Propane

Characteristics
•	Stored as liquid under moderate pressure
•	Easily transported
•	Clean Combustion
•	Non pollutant
•	High heating power
•	Non perishable
Residential
•	Cooking
•	Heating
•	Water heating

Commercial
•	Restaurants
•	Hotels

Industrial
•	Farming
•	Manufacturing

Propanized Gas Networks

Automotive

LPG worldwide LPG sources

WORLDWIDE
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1990
1994
1998
2002
Natural Gas
Refineries

LATIN AMERICA
(Year 2002)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mexico
Brazil
Venezuela
Argentina
Colombia
Chile
Ecuador
Peru
Natural Gas
Refineries

* Imports are not included

Source: Purvin & Gertz and MCH

LPG worldwide structure 1999 import-export balance

0.8
-4.7
-2.7
1.9
-5.5
-14.5
24.3
-4.3
6.4
-3.6
1.3

Figures in MM tons per year

Source: Repsol-YPF sources

LPG worldwide structure 2005 import-export balance

-9.4
-8.5
1.3
27.5
-27.7
9.8
3.9
3.2

Figures in M tons per year

Source: Repsol-YPF sources

REPSOL YPF in the LPG market

Third largest LPG company worldwide in year 2002.

Millions tm
7
6
5
4
3
2
1
0
6,1
4,0
3,4
3,2
3,0
2,9
2,5
2,4
1,9
1,7
SHV Holding
Shell
Repsol YPF
Indian Oil
Idemitsu Kosan
Total Gaz
Mitsubishi LPG
ENI
Amerigas
Ferrel Gas
Non Oil Companies

Repsol YPF included 100% Lipigas

Totalfina Elf does not include Elf Antargaz

Source: companies' annual reports and balance sheets

LPG Latin America Business units structures implemented in Latin America

MIDSTREAM GLP
RETAIL
Production and Supply
Storage and Transport
(Local Brand) Bottling
(Repsol Gas) Bulk
(Repsol Gas) Piped/Autom
Refineries
Processing Plants
Espheres and refrigerated tanks
Paloma Plant
Pipelines
Wholesale Plants
Exportation
Min Unit
Bottling Plants
GLP
Distrib
Customer
Fixed Tanks
GLP
Customer
Bulk
GLP
Piped
Residential
Automotive

LPG Latin America Value maximization in the LPG Business

THE INTERDEPENDENCE OF THESE THREE ASPECTS ENSURES THE MAXIMIZATION OF VALUE IN THE LPG BUSINESS IN LATIN AMERICA.

PRODUCT SUPPLY COORDINATION
(Wholesale Activity)
ONGOING COST REDUCTION
(Retail Activity)
SUPPORT BY LOCAL GOVERNMENT AGENCIES
(Retail Activity)

LPG Latin America Current Situation

It is a highly competitive market, with a diversity of brand names.

There is an oversupply of products with several operators WITHIN our activity hinterland. Gas reserves play a decisive role.

There is unfair competition due to a deficient regulatory framework and to an uncontrolled use of non-Repsol YPF containers and brand names.

Prices are impacted by different regulation levels and/or government subsidies.

Differentiation on the basis of quality is difficult because of higher costs, which is therefore not appreciated.

LPG Latin America Current Situation – Repsol YPF market share in retail

Argentina		Bolivia		Brazil		Chile
970 Mton		282 Mton		6,609 Mton		980 Mton

Repsol-YPF	36%	YPFB	56%	SHV	23%	E. Lipigás *	37%
TotalF Elf	19%	Repsol-YPF	34%	Agip	21%	Abastible	33%
Shell	8%	Flama Gas	10%	Ultragaz	20%	Gasco	26%
Others	37%			Butano	19%	Others	4%
				Copagaz	7%
				Others	10%

Ecuador		Mexico		Peru		Venezuela
657 Mton		10,145 Mton		375 Mton		3,476 Mton

Repsol-YPF	40%	Zaragoza Group	23%	Repsol-YPF	32%	VenGas	34%
Agip	36%	Nieto Group	17%	Limagas *	16%	Digas-Tropiven	20%
Congas	15%	Uribe Group	7%	Zetagas	15%	ServiGas	5%
Others	9%	Others	53%	Others	37%	Emegas	5%
* Joint Operation						Others	36%

Refineries and chemistry are not included	Source: Datamonitor and Repsol-YPF sources

LPG Latin America Present Operations Objectives

Growth	Efficiency

•Local Partners	• Resource Optimization

• Leveraging economies of scale

Vertical integration	Value Maximization

• Adding sources from partners	• Focused on the retail business

Conclusions

At present, LPG is a very important source of energy worldwide.

Energy consumption forecasts indicate an increase in LPG consumption in the years to come.

In the next few years, Latin America will experience changes in LPG flows, thus becoming a product exporter instead of a product importer.

Repsol YPF differentiate from others in the LPG industry due to the fact that we have a very important role as LPG producers

We expect to maintain important margins in our value chain. To capture part of them is one of our future steps.

The environmental factor is now being used to encourage the use of LPG as a source of clean energy (automotive).

Conclusions

At present, Repsol YPF is the third largest LPG marketing company worldwide. Possibly second if we compute LPG exportations.

Repsol YPF is the market leader in Argentina, Peru, Chile, Bolivia and Ecuador and expects to grow, primarily in high-demand markets (Brazil and Mexico).

Anexos

Latin America LPG Local Administration legal framework and support

LPG Latin America Ongoing Cost Reduction

Reduction of operating costs	Increase in productivity

LPG Latin America Wholesale Unit

Production	Sales

Repsol YPF sources:
1,817 Mton
MIDSTREAM
Production Plant
(RTP)
Third party:
200 Mton
290 Mm3 Storage Capacity
3 Port Depots
Buoy Unloading
1,163 Km Pipelines
Use of Third Party Depots
Domestic Market: 52%
Export Market: 47%
Petrochemical Market: 1%
2002 year data
Production at 100%
Including MEGA

LPG Latin America Strengthening Distribution

Potential to add higher VALUE by reaching end users

MARGIN COMPARISON
ECUADOR
BRASIL
PERU
CHILE
ARGENTINA
0%
20%
40%
60%
80%
100%
Commercial Gross Margin
Distributor Gross Margin

ITEM 13

Chemicals in Argentina

Buenos Aires, September 17th, 2003

Repsol YPF Chemicals in Argentina Summary

•	Business Overview

•	Business Features

•	Conclusion

Repsol YPF Chemicals in Argentina Business Overview – Chemical Sites

Chemical Sites in Argentina: Presence of Repsol YPF (RY)

San Lorenzo
PASA
Resinfor
Río III
Petroquímica Río III
Campana
Carboclor
Luján de Cuyo
Petroquímica Cuyo
La Plata
Ensenada (100 % RY)
Petroken (50% RY)
Plaza Huincul
Methanol (100% RY)
Bahía Blanca
PBB-Polisur (28% RY)
Profertil (50% RY)
Indupa

Repsol YPF Chemicals in Argentina Business Overview – Production Capacities (Kt/y)

Repsol YPF 100%
Propylene 80
Luján de Cuyo
Plaza Huincul
Repsol YPF 100%
Methanol 400
PROFERTIL
Repsol YPF 50%
Agrium 50%
Urea 1,100
Ammonia 750
PBBPolisur
Repsol YPF 28%
Dow 72%
Ethylene 700
Polyethylene 600
Bahía Blanca
La Plata / Ensenada
Repsol YPF 100%
BTX 350
Paraxylene 40
Cyclohexane 95
Oxo-Alcohols 35
Solvents 90
Butene 1 25
Ortoxylene 25
PIB 26
MAN 18
LAB 48
LAS 25
Propylene 160
PETROKEN
Repsol YPF 50%
Basell 50%
Polypropylene 170

Repsol YPF Chemicals in Argentina Business Overview – Strategic Alliances

•	Products:	Urea and Ammonia

•	Raw Material:	Natural Gas (50% Repsol YPF)

•	Capacity:	1,100,000 t/y Urea
750,000 t/y Ammonia

•	Sales:	140 US$ million

•	Management:	Both shareholders jointly

Repsol YPF Chemicals in Argentina Business Overview – Strategic Alliances

•	Products:	Polypropylene Homopolymer

•	Raw Materials:	Propylene (70% Repsol YPF)

•	Capacity:	170,000 t/y

•	Sales:	116 US$ million

•	Management:	Basell

Repsol YPF Chemicals in Argentina Business Overview – Strategic Alliances

•	Products:	Ethylene / HDPE/LDPE/LLDPE

•	Raw Materials:	Ethane from MEGA

•	Capacity:	700,000 t/y ethylene
600,000 t/y polyethylene

•	Sales:	385 US$ million

•	Management:	Dow

Repsol YPF Chemicals in Argentina Business Overview – Contribution to Repsol YPF Chemicals Business (2002)

Repsol YPF Chemicals in Argentina Business Overview – Industrial Products B.U.

Highlights (*)		2002
Sales Volume	[Kt]	1,091

Operating Revenues	[US$ million]	439

Operating Income	[US$ million]	59

Operating Cash Flow	[US$ million]	90

Employees		534

(*) Ensenada, Methanol, YPF Fertilizantes and 50% Profertil

Repsol YPF Chemicals in Argentina Business Overview – Industrial Products B.U. Activities

PRODUCTION SITES
- Ensenada
- Plaza Huincul
- Bahía Blanca (Profertil)

SALES (Countries)
- 25

TARGETS MARKETS
- Mercosur
- Europe
- United States

PRODUCTS

Aromatics	MAN
Orthoxylene	PIB
Paraxylene	1-Butene
Cyclohexane	Fertilizer
Solvents/White Spirit	Alcohols*
Methanol	Urea**
LAB/LAS	Ammonia**

USES

Adhesives	TDI
Paints	Solvents
Surfactants	Resins
MTBE-TAME	Fibers
Films	Plasticizers
Gasoline Pool	Fertilizers

*Tolling for Exxon Mobil

**Profertil (50% Repsol YPF – 50% AGRIUM)

Repsol YPF Chemicals in Argentina Business Overview – Industrial Products B.U. Sales Growth

Kt
1800
1500
1200
900
600
300
0
METHANOL
ENSENADA
PROFERTIL
YPF FERTILIZANTES
Sales up 200% in the last three years
529
839
1097
1596
2000
2001
2002
2003 Budget

Without LPG, Alcohols, MTBE and TAME.

Repsol YPF Chemicals in Argentina Business Features – Product Portfolio

Commodities vs Specialties

Repsol YPF Chemicals in Argentina Business Features – Industrial Products B.U. Product Marketing

PARAXYLENE
CYCLOHEXANE
FERTILIZER
METHANOL
INTERNACIONAL MARKET
28 %
LOCAL MARKET
41%
BUTENE 1
AROMATICS
Repsol YPF
Chemicals
UREA
MAN
REGIONAL MARKET
31 %
SOLVENTS
PIB
ORTHOXYLENE
LAB

Repsol YPF Chemicals in Argentina Business Features – Integration

Vertical Integration	Added Value

REFINERY
Olefins Complex
Aromatics Complex
Petroken
E & P
Profertil
Mega
PBB Polisur
Methanol
H2 production: valuable use in refinery
Reduction of Olefins in LPG
Production of high octane components for gasoline pool
Added value to Refinery propylene
Anticipated use of N.G. reserves
Added value to natural gas
No-seasonal use of natural gas

Repsol YPF Chemicals in Argentina Business Features – Operating Excellence – Savings

	Actual	Actual	Target
Savings 2001-2003	2001	2002	2003
Unit: K€	3,743	4,191	3,595

Main savings achieved through:
•	Operating performance improvements.
•	Improvements in maintenance and engineering.
•	Service contract renegotiation.
•	Task reallocation.

Repsol YPF Chemicals in Argentina Business Features – Product positioning

Local Positioning	Regional Positioning	Global Positioning
Profertil (Urea)	* * *	* * *	* *
LAB/LAS	* * *	* * *	* *
Aromatics	* * *	* *	*
Methanol	* * *	* *	*
Butene 1	* * *	*	*
Solvents / White Spirit	* * *	* *	*
MAN	* * *	* *	*
PIB	* *	* *	*
Oxo - Alcohols	* *	*	*

Repsol YPF Chemicals in Argentina Business Positioning at Regional level

South America

(Kt/y 2002)

LAB
DETEN (PETRESA)
QUÍMICA VENOCO
REPSOL YPF
0
50
100
150
200
250

Total Capacity

338 Kt/y

AROMATICS
BRASKEM
COPESUL
P UNIAO
REPSOL YPF
PETROBRAS ENERGIA
PETROBRAS
PEQUIVEN
ECOPETROL
0
200
400
600
800
1000

Total Capacity

2.307 Kt/y

Repsol YPF Chemicals in Argentina Business Positioning at Regional level

South America

(Kt/y 2002)

METHANOL

METHANEX
TITAN
SUPERMETANOL
METOR
TTMC II
MEOH IV
CMC
TTMC I
REPSOL YPF
PROSINT
METANOR
0
1000
2000
3000

Total Capacity (*)

8.306 Kt/y

UREA

FERTINITRO
NITROFERTIL - Petrobras
PROFERTIL (**)
PEQUIVEN
ULTRAFERTIL
PCS NITROGEN TRINIDAD
PASA
CÍA FERT. COLOMB.
0
500
1000
1500

Total Capacity(*)

6.052 Kt/y

(*) Trinidad and Tobago plants included

(**) 50% Repsol YPF - 50% Agrium

Repsol YPF Chemicals in Argentina Main Businesses

Urea

•	Vertical integration with E & P (natural gas).
•	Added value and early consumption of natural gas.
•	Partnership with Agrium, the world’s leader in fertilizers.
•	World-scale plant / Low costs / Competitiveness.
•	Strong and growing position in domestic market.
•	Good geographic and logistic position for target markets.
•	First quartile position in world urea producers margins.

Repsol YPF Chemicals in Argentina Urea historical margins

Repsol YPF Chemicals in Argentina Main Businesses

LAB - LAS

•	Vertical integration with Refinery (Kerosene and Sulfur).
•	High and stable margins.
•	Sole LAB and biggest LAS domestic producer.
•	Low production cost.
•	Strong positioning in both domestic and regional markets.

Repsol YPF Chemicals in Argentina Main Businesses

Methanol

•	Vertical integration with E & P (natural gas).
•	Added value and early consumption of natural gas.
•	Low production costs.
•	Strong position in the domestic market.

Repsol YPF Chemicals in Argentina Conclusion

•	Strong integration with E & P and Refineries.
•	Excellence in operations, cost leadership
•	Focused on domestic and regional markets.
•	Product portfolio based on commodities. Selective growth inproducts with competitive advantages.

ITEM 14

BOLIVIA – NOA – BRAZIL

BUSINESS UNIT

GENERAL INFORMATION

September 2003

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

BUSINESS UNITS: BOLIVIA-NOA-BRAZIL

RESERVES	:	1,577 MBoe

OIL PRODUCTION	:	22,792 Bbl/d

GAS PRODUCTION	:	13.98 Mm3/d

EXPLORATION AREAS (On Sh.)	:	13,197 Km2

EXPLORATION AREAS (Off Sh)	:	4,289 Km2

EXPLOITATION AREAS	:	3,390 Km2

BUSINESS UNITS IN BOLIVIA

REPSOL-YPF IN BOLIVIA

•	REPSOL begins activities in the Secure Block in 1995.
•	YPF S.A. acquired Maxus Bolivia, Inc, in 1996.
•	YPF S.A. constitutes Andina S.A. (YPFB Capitalization) on 10 April 1997 – MM$US 264.78

AFP	48.00%
YPF S.A.	20.25%
Pecom S.A.	20.25%
Pluspetrol	9.50%

•	Repsol S.A. acquired YPF S.A. in 1999.
Repsol-YPF, acquired Pecom’s and Pluspetrol’s stakes in Andina S.A. in 2000
AFP	49.00%
Andina S.A.	50.00%

•	Repsol YPF - Bolivia holding created in 2001-02
Andina S.A.	50.00%
Repsol E&P (Secure + Maxus Inc.)	100.00%

CORPORATE STRUCTURE

BUSINESS UNITS IN BOLIVIA

ANDINA

•	Is one of the companies in which the Exploration and Production areas were spun-off from YPFB (Bolivian Government Oil Company)

•	It is a private Company in which Repsol YPF has a 50% controlling stake. The remaining shares are held by 2 Pension Funds (49%) and other investors (1%).

•	It has a 100% stake in 6 exploration blocks and 17 exploitation fields.

•	It owns the largest stake (50%) in two exploration and exploitation blocks, which have 70% of the gas supply contract for Brazil. These areas are operated by Petrobras.

BUSINESS UNITS IN BOLIVIA

MAXUS - REPSOL

•	Comprises the areas operated by Maxus Sucusal Bolivia (a YPF International subsidiary) and the areas operated by Repsol Secure. All of these areas will become Repsol YPF E&P Bolivia S.A.

•	At present, there are 5 Exploration Blocks and 6 Exploitation Fields, one of which is a Retention Area.

•	All the areas are operated by Repsol YPF, most of these through Joint Venture Agreements.

•	Among the most important areas, we would mention Mamore, the main producer of liquids in Bolivia, where Repsol YPF has a 50% stake. Repsol YPF has a 37.5% interest in the Margarita Field, which has the largest gas reserves in Bolivia (P1+P2).

Exploration and Exploitation Areas

MAP OF LOCATIONS
BOLIVIA
BRASIL
PERÚ
CHILE
PARAGUAY
ARGENTINA

REFERENCIA
Áreas de Exploración
Áreas de Explotación Repsol YPF/Maxus
Áreas de Explotación Repsol YPF/Andina
Áreas en Asociación
SUBANDINO NORTE
LLANURA CHACO - BENIANA
PIE DE MONTE
SUBANDINO SUR
ALTIPLANO
CHILE
PARAGUAY
ARGENTINA

EXPLORATION AREAS

COMPANY	BLOCK
REPSOL YPF SÉCURE BOLIVIA	Tuichi (1-2)
REPSOL YPF MAXUS INC.	Mamoré (3) Charagua (4) Cambeiti (5) Caipipendi (6-7-8)
REPSOL YPF ANDINA SA.	Sara Boomer. I (9) Sara Boomer. III (10-11) * Amboró Espejos (12-13) Grigotá (14) Camiri (15) Cambari (16)
ASOCIACIÓN	San Alberto (17) San Antonio (18)

EXPLOITATION AREAS

COMPANY	BLOCK
REPSOL YPF ANDINA SA.	Víbora Rio Grande La Peña / Tundy Sirari Los Sauces Yapacaní Los Penocos Arroyo Negro Camiri Guairuy Cascabel Cobra Boquerón Enconada Palacios Patujú Puerto Palos
REPSOL YPF MAXUS INC.	Surubí/Paloma Margarita Monteagudo Cambeiti * Itatiqui

* Área sujeta a compensación
* Área de Retención

OTHER ASSETS

ANDINA S.A.

NAME	% STAKE	ACTIVITY

Transierra S.A.	44,50%	Gas Pipeline

Planta Comp. Rio Grande	50.00%	Compression Plant

THE HYDROCARBON SECTOR IN BOLIVIA

Repsol YPF, leader in the Exploration and Production Sector in Bolivia.

•	Repsol YPF, is the main producer in Bolivia, with a 43% share in the production of liquids (oil, condensate, and gasoline) and 42% of natural gas production.

•	The Company also has the largest share in gas marketing in Bolivia, more than 43% of gas exports to Brazil and approximately 39% of sales in the Bolivian market.

•	Repsol YPF also produces LPG with 37% of domestic production.

Considers 100% of Andina S.A.

BOLIVIA : CERTIFIED RESERVES

TCF
Natural Gas
Growth since 1997
863%
60
50
40
30
20
10
1997
1998
1999
2000
2001
2002
2003

THE HYDROCARBON SECTOR IN BOLIVIA

It has the highest Gas and Liquids Certified Reserves

The Bolivian Government performs a National Certification of Hydrocarbon Reserves every year. In the January 2003 certification, Repsol YPF was granted rights over 35% of the Gas Reserves (26% Andina and 9% Maxus) and 37% of the Oil and Condensate reserves (22% Andina and 15% Maxus).

Cifras consideran el 100% de Andina S.A.

BOLIVIA : GAS MARKETS

•	Bolivia has an approximate 3,500 km internal gas pipeline network which is operated by different companies.

Transredes
GTB
GOB
Transierra

•	The Gas pipeline network is connected to Brazil through two points.

Pto Suarez (connects to Sao Paulo)
San Matias (connects to Cuiaba).

•	The Gas pipeline network comes together at the Rio Grande Field. This field is operated by Repsol YPF through Andina S.A.

PRODUCTION FACILITIES

PRODUCTION FACILITIES

AREAS OPERATED BY ANDINA S.A.
BOOMERANG II
VIBORA – SIRARI – YAPACANI
WELLS = 50
GAS POTENTIAL : 190 MPCD
PET. 4000 BPD
3 GAS TREATMENT PLANTS LTS
LA PAZ
PLM
VBR
12"
RGD
24"
TARIJA

PRODUCTION FACILITIES

PRODUCTION FACILITIES

AREA OPERATED BY ANDINA-REPSOL YPF

CAMIRI – GUAIRUY - CAMBEITI

WELLS = 34
POTENTIAL PET: 500 BPD

LA PAZ
PLM
YPC
24"
MG

PRODUCTION FACILITIES

AREA OPERATED BY REPSOL YPF
(ASSOCIATION 50%)
MONTEAGUDO BLOCK
WELLS = 22
GAS POTENTIAL : 5 MPCD
PET : 600 BPD
TREATMENT PLANT D. POINT
PLM
YPC
RGD
12"
24"

PRODUCTION FACILITIES

AREA NOT OPERATED (ASSOCIATION 50%)
SAN ALBERTO –SAN ANTONIO
WELLS = 9
POTENTIAL: 800 MPCD
GAS TREATMENT : 800 MMPCD
2 TREATMENT PLANTS D.POINT (24.0 MM3d)
LA PAZ
YPC
RGD
24”

BOLIVIA: GAS MARKET

GSA – Petrobras – YPFB Sales Agreement
•	Petrobras – YPFB Agreements.
As part of this agreement, YPFB’s rights and obligations are transferred to the Producers (including Repsol YPF companies) under the same terms and conditions through Back-to-Back Agreements.
•	Supply date; as of 1 July 1999 - Contract term: until 2019.
•	Repsol YPF is the main supplier under this agreement.

BOLIVIA: GAS MARKET

Sales Agreement: Central Eléctrica Cuiaba - Brazil

•	Agreement between, Andina S.A., YPF S.A. and Southern Cone Gas Ltd. for the supply of gas to the Thermoelectric Generation Plant located in Cuiabá (Matto Grosso – Brazil).

•	Supply date: as of 2002 – Contract Term: 19 years

•	Volume (DCQ): 2,292 MMm3d (at 9,200 Kcal per m3).

Through Bolivia 50%
Through Argentina 50%

• We are currently delivering 100% from Bolivia.

•	Reception Agreement (Take or Pay): 55% of DCQ.

BOLIVIA: GAS MARKET

Sales Agreement – Internal Market

•	There are approximately 19 sales agreements at present.

•	Repsol YPF has a 39% market share in sales to the local market.

BOLIVIA: LIQUIDS COMMERCIALIZATION

•	Repsol YPF sells its production of liquids mainly in the local market through 4 or 5 of the country’s refineries.

•	Surplus production is exported via Africa (Chile) to international markets. Repsol
YPF has been exporting part of this production to Brazil since July 2003.

The possibility of exporting to the Argentinean refinery, Refinor, is under consideration.

BOLIVIA: MAIN PROJECTS

•	San Alberto and San Antonio
The development of the San Alberto and San Antonio areas for the supply of gas pursuant to the Petrobras-YPFB agreement is in its final stage, with one well nearing completion.
Production at this project began in January, 2000 and will deliver 70% of gas for the Petrobras-YPFB agreement until 2019.
•	Pacific LNG
The purpose of this Project is to monetize the Margarita Field gas reserves by selling Natural Liquid Gas to the U.S. (California).
At present, there are plans to drill 2 additional wells to delimit the reserves of the field.

•	Gas to Liquid
A joint project with Syntroleum Co. and Ivanhoe Energy is currently underway to study the possibility of installing a Synthetic Diesel, Gasoline, and LPG producing GTL plant. This project will also enable the monetization of gas reserves.

•	Urea and Others

VISION DEL PROYECTO
U.S.A.
California
Planta de
Regasificación
Oceano
Pacífico
Mexico
Plantas
Térmicas
Oceano
Atlántico
España
Trinidad
y Tobago
Atlantic LNG
4,240 millas naúticas
Inversión
Total
5 - 6 billones de US$
West Coast Australia
9,900 nautical miles
Sakhalin Island
4,000 nautical miles
Bolivia
Campos
Productores
Gasoducto
Chile
Planta de
Licuefacción
LNG
para BOLIVIA
VMEH

Bolivia – California Capex and
Gas Tariff Chain

NATURAL GAS UTILIZATION PROCESS

Natural Gas
LNG
Gas Pipelines
HNG
Gas Synthesis
Methane
Turbine
CO Shift
Methanol Synthesis
Fischer Tropsch
Ammonia Urea
Hydrogen
Methanol DME
Diesel, KE, Naphtha, Waxes
Fertilizers
Gas fuel
Electricity
GTL
("Gas To Liquid")

FT/GTL DEVELOPMENT: 10+ YEARS TO DEMO, 20+ TO INDUSTRIAL

Shell Bintulu 20000 b/d (GN->wax/diesel, 93-97)
Sasol 2500 b/d (C-Slurry->wax/diesel)
Mossgas (Sasol) 24000 b/d
(GN-Sasol->olefins/gasoline)
Sasol II, III 140000 b/d
(C->naphtha)
Sasol I 8000 b/d
(C->naphtha/diesel/wax)
10000 b/d F-T
In Germany
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
TFE
IFP/ENI
Conoco
Williams
...
Rentech
BP
Shell
Exxon
Syntroleum
Carrera GTL
F-T plants in
Germany, UK,
France, Japan
1000 Registered patents
CO+H2-> CnHm
(B. Anilin), High P
Fischer-Tropsch
Fe, average P, 300ºC

With what does GTL compete?

Process technology (MAKFinning)
•	Ultra-Low desulphurization
•	MIDW (MAKFinning isomerization dewaxing)
•	MPHC (Moderate pressure hydrocracking)
•	HDAr (MAKFinning aromatic saturation catalyst)

Other products:		Other transportation:
•	LPG	•	LNG
•	CNG	•	HNG
•	Biodiesel
•	Ethanol

BUSINESS UNIT : NOA

•	NOA has an area of 5,905 Km2.

•	It has 1.14 TCF of proven Gas reserves and 7.1 MBbl of proven oil reserves.

•	First quarter 2003 production was 7.32 Mm3/d of Gas and 6.3 KBbl/d of Petroleum and LNG.

•	Repsol YPF, participates in the different NOA areas as a “Non-Operator”.

BUSINESS UNIT

BOLIVIA - NOA - BRAZIL

GENERAL INFORMATION

September 2003

ITEM 15

San Alberto, Sabalo, and Margarita Fields

September 2003

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainities, change and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

San Alberto and Sabalo Location Map

BOLIVIA
BRASIL
PERU
CHILE
OCEANO PACIFICO
PARAGUAY
ARGENTINA

Villa Machareti
Tiguipa
Camatindi
Chuquisaca
Tarija
SÁBALO
Tarairí
Timboy
Puerto Margarita
SBL-A
SBL-B
SBL-X4
SBL-X1
SBL-X3
SBL-X2
Chimeo
Caiguá
Villamontes
San Antonio
Tres Pilares
Vertiente
El Saladito
Mamdiyuti
Lagunitas
Chimeo
Palos Blancos
Supitin
El Pajonal
Entre Rios
Porotal
Agua Poquita
Palmar Grande
Acheral
Canto del Agua
Campo Largo
ITU-X1
SAN ALBERTO
Carapari
SAL-X12
SAL-X9
SAL-X13
SAL-X14
SAL-X10
SAL-X11
LCB-X1
El Palmar
Campo Pajoso
Bolivia
Argentina
Yacuiba
Rio Pilcomayo
Rio Ingre
Rio Iguembe
Rio Tatui
Rio Itau
7.700.000
7.600.000
400.000
475.000

Partners :	**Andina S.A. (Repsol YPF)**	**50%**
	Petrobras Bolivia (PEB)	**35%**
	Total Bolivia (TEPB)	**15%**

Start date: 10 October 1996

End date: 9 October 2036

- 3 -

San Alberto: Satellite Image

San Alberto: Uninterpreted Seismic Line

Línea Sísmica 28BR-9913	- 5 -

San Alberto: Interpreted Seismic Line

San Alberto: Structural Model

Seismic Line 28BR-9913

SERRANIA SAN ALBERTO
SAL-14
TARIQUIA
LOS MONOS
SANTA ROSA
TARABUCO - KIRUSILLAS

Kinematic Modeling of Sub Andean Structures

West	6 Million Years Ago	East

- 8 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 9 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 10 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 11 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 12 -	JRLM

Kinematic Modeling of Sub Andean Structures

West		East

	- 13 -	JRLM

Kinematic Modeling of Sub Andean Structures

West		East

	- 14 -	JRLM

Kinematic Modeling of Sub Andean Structures

West		East

	- 15 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 16 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 17 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 18 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	East

- 19 -	JRLM

Kinematic Modeling of Sub Andean Structures

West	Present Day	East

- 20 -	JRLM

San Antonio: Satellite Image

Sabalo: Uninterpreted Seismic Line

Sabalo: Interpreted Seismic Line

Línea Sísmica 36BR-0123

SBL-X3
LOS MONOS
HUAMAMPAMPA
ICLA
SANTA ROSA
TARABUCO-KIRUSILLAS
1000
500
0
-500
-1000
-1500
-2000
-2500
-3000
-3500
-4000
-4500
-5000
-5500
-6000
-6500
-7000
-7500
-8000
-8500
-9000
-9500
-10000

Sabalo: Structural Model

Reservoir Parameters

	San Alberto	Sabalo	Margarita
Area [Km2]	90	144	150
Thickness [m]	700	600	290
Porosity [%]	3.5	3	4
Gas Saturation [%]	60	60	55
Reserves P1 [TCF]	5.6	4.1	0.4
Reserves P2 [TCF]	2.9	6.2	6.9
Reserves P3 [TCF]	1.5	2.9	8.5
Total reserves [TCF]	10.0	13.2	15.8

Investments

Dollars

	San Alberto	Sabalo	Margarita
Wells	80,451,162.17	64,598,633.52	32,310,338.14
Gas Processing Plant	32,846,902.53	38,468,716.16	514,579.94
Pipelines	12,143,415.12	15,752,935.94	0.00
Other	6,877,151.43	10,298,707.94	10,829,379.99
Total Investments	132,318,631.25	129,118,993.55	43,654,298.07

IRR	26%	23%

Pacific LNG

Item	[M US$]
Exploratory Drilling	27
Geology and Geophysics	8
Development Drilling	276
Surface Production Facilities	296
Total	607

Growth Outlook : GTL Projects

•	Repsol YPF has a Volume License Agreement with Syntroleum through YPF International.

•	Repsol YPF Bolivia S.A signed two Memorandum of Understanding with Syntroleum in 2002. One of them was for a study for a 14,000 Bopd plant in Bolivia and the second one for a 90,000 Bopd plant in Bolivia.

•	A study was made on the 14,000 Bopd plant and was concluded on June 2003.

•	It was decided to continue with the study for the 90,000 Bopd plant. Ivanhoe Energy, a Canadian company was brought as a party of this study.

•	Kick-off meeting was held on August to determine scope of the study and responsibilities.

•	Study expected to be finished early 2004.

Growth Outlook : Brazil Thermoelectric Demand

•	For internal planning purposes, we are handling a base case for the Brazil demand which assumes a thermoelectric growth of 9% in 2004, 22% in 2006 and 30% 1n 2006.

•	There are sensitivities for an upside case which assumes 86% growth in thermoelectric demand in 2004 and an additional 5% in 2007. The other gas-user sectors remain as in the base case.

Upside case for thermoelectric demand in Brazil (100% of the market)

2004	13,548

2005	13,548

2006	13,548

2007	14,235

2008	14,235

Growth Outlook : Petrochemicals

•	Repsol YPF is looking at mainly two petrochemical projects. One is a small scale Urea plant and the other is a larger scale ammonium nitrate plant.

•	Both project are in preliminary stages.

ITEM 16

Production Facilities Project at the
Margarita Field

UN Bolivia NOA

August 2003

August 2003	Caipipendi Block Development - Margarita Field	1

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

August 2003	Caipipendi Block Development - Margarita Field	2

BACKGROUND

The Margarita Field is located at the Caipependi Block, in the state of Tarija, Bolivia.

The following companies participate in this joint venture:

Repsol-YPF (Maxus):	37.5%

BG-Bolivia	37.5%

Pan American Energy:	25%

The block is operated by Repsol-YPF

The Margarita field was opened for commercial purposes on May 1999 and, in accordance with the Hydrocarbon Law, should start production in 2004 to meet the quota of gas sales to Brazil awarded to the field.

August 2003	Caipipendi Block Development - Margarita Field	3

MAP OF THE BLOCK’S LOCATION

BRASIL
PERU
CHILE
ARGENTINA
400.000
N
ESCONDIDA
7.800.000
CUEVO
HUACAYA
IGUEMBE
SAN ANTONIO
7.700.000
MARGARITA

August 2003 Caipipendi Block Development- Margarita Field

4

OVERVIEW

The EPF-Margarita project contemplates the following scope:

Flow lines from the well to the plant

EPF facilities for the treatment of gas and liquids

Export lines for liquids and gas.

EPF camp.

EPF operations and maintenance

EPF: Early production facilities

August 2003	Caipipendi Block Development - Margarita Field	5

TECHNICAL ASPECTS Construction alternative

FLOW LINES
- MRG-X3
- MRG-X1
- MRG-X4

FACILITIES
- Treatment plant
- Camp

Export lines
- Gas 10”, 51km
- Cond.6”, 54km

Transierra / Transredes

August 2003

Cai

FINANCIAL ASPECTS

EXPENDITURES

DESCRIPCION	M$US
X1-X3 FLOW LINE	4.429
EPF PLANT	23.381
EXPORT LINES	18.318
MANAGEMENT	2.771
CONTINGENCIES	0.431
OTHER	5.442
TOTAL	54.772

August 2003	Caipipendi Block Development - Margarita Field	7

TECHNICAL ASPECTS

August 2003	Caipipendi Block Development - Margarita Field	8

MARGARITA FIELD
FLOW LINE
AND
EXPORT LINES

August 2003	Caipipendi Block Development - Margarita Field	9

SCOPE

FLOW LINE :

Installation of MGT-X1, X3 well flow lines

Line diameter: 8”.

Distance: 30.2 Km

Objective: deliver well production to the Plant

The layout of the lines contemplates crossing the Pilcomayo River and other smaller streams.

August 2003	Caipipendi Block Development - Margarita Field	10

SCOPE

EXPORT LINES

Installation of gas and liquids lines from the Plant to the gas pipeline and to the Transportadora Transredes oil pipeline.

A 51 km, 10” line for gas.

A 54 km, 6” line for condensates

Objective: transport gas and liquids for marketing

The layout of the export lines cross the Aguaragüey and Caipipendi mountain ranges.

The scope includes the construction of significant erosion control projects.

August 2003	Caipipendi Block Development - Margarita Field	11

Technical Aspects (II)

August 2003	Caipipendi Block Development - Margarita Field	12

PROJECT AWARD

Based on a technical-financial evaluation, the project for laying of the flow lines and export lines at the Margarita field has been awarded to:

Consortium	Astra Evangelista – Conduto

Total	$ 15,828,185 incl. V.A.T.

Execution period	180 days

August 2003	Caipipendi Block Development - Margarita Field	13

CURRENT SITUATION

Progress

Line Pipe	Awarded to Tenaris.

Basic engineering	50%

Detailed engineering	5%

Mobilization	85%

August 2003	Caipipendi Block Development - Margarita Field	14

TEMPRANA MARGARITA
PRODUCTION FACILITIES

TREATMENT PLANT

August 2003	Caipipendi Block Development - Margarita Field	15

TECHNICAL ASPECTS

The plant was designed with a 2Mm3/d treatment capacity

The process system is based on a propane-driven mechanical cooling system to adapt to commercial gas specifications.

The main feature is its ability to handle different process flows with a 6 to 1 relationship.

August 2003	Caipipendi Block Development - Margarita Field	16

PROJECT AWARD

Based on the technical-financial evaluation carried out, construction of the plant was awarded to:

Consortium	EBN
Total	$ 26,874,547 incl. V.A.T
Execution	10 months

Plant operations were awarded to:

Company	NCD
Total	$ 167,800/months
Timetable	4 years

August 2003	Caipipendi Block Development - Margarita Field	17

CURRENT SITUATION

Progress

Basic engineering	100%

Detailed engineering	50%

Movilizatión	100%

Site clearing	80%

August 2003	Caipipendi Block Development - Margarita Field	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 8, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer